                                                    Filed Pursuant to Rule 424B1
                                            Registration Statement No. 333-14871
                                                                   and 333-16521



                               2,760,000 SHARES

                          TRICO MARINE SERVICES, INC.

[LOGO OF TRICO MARINE
APPEARS HERE]

                                 COMMON STOCK
                               ($.01 PAR VALUE)

  Of the 2,760,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), of Trico Marine Services, Inc. ("Trico" or the "Company") offered hereby (the "Offering"), 850,000 shares are being sold by the Company and 1,910,000 by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock is traded on the Nasdaq National Market under the symbol "TMAR." On November 20, 1996, the last reported sale price of the Common Stock was $40.50 per share.

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
     OR ADEQUACY  OF THIS PROSPECTUS. ANY REPRESENTATION TO  THE CONTRARY
       IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
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                                                 UNDERWRITING              PROCEEDS TO
                                      PRICE     DISCOUNTS AND  PROCEEDS TO   SELLING
                                    TO PUBLIC   COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
---------------------------------------------------------------------------------------
Per Share........................     $39.00        $2.05        $36.95       $36.95
---------------------------------------------------------------------------------------
Total(3).........................  $107,640,000   $5,658,000   $31,407,500 $70,574,500
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements.
(2) Before deducting estimated expenses of $325,000 payable by the Company.
(3) The Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an additional 413,538 shares of Common Stock solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be $123,767,982, $6,505,753 and $85,854,729, respectively. The Company will not receive any proceeds from shares of Common Stock sold by the Selling Stockholders. See "Underwriting" and "Principal and Selling Stockholders."

  The shares of Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for delivery on or about November 26, 1996 at the offices of Schroder Wertheim & Co. Incorporated, New York, New York.

SCHRODER WERTHEIM & CO.

                       RAYMOND JAMES & ASSOCIATES, INC.

                                                              SIMMONS & COMPANY
                                                                INTERNATIONAL

                               November 20, 1996

                    [Picture of two Trico Lift Boats and a
                     supply boat providing maintenance and
               installation services on a production platform.]




                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context indicates otherwise, any reference in this Prospectus to "Trico" or the "Company" refers to Trico Marine Services, Inc. and its predecessor, together with the consolidated subsidiaries of Trico Marine Services, Inc. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

GENERAL

  Trico provides a broad range of marine support services to companies in the oil and gas industry conducting offshore exploration, production and construction operations. The Company is a leading operator of marine support vessels in the U.S. Gulf of Mexico (the "Gulf") and also conducts international operations offshore Brazil. Since the Company's initial public offering in May 1996, Trico has acquired 14 supply boats at an aggregate cost of $54.6 million. As a result, Trico is now the third largest owner of supply boats operating in the Gulf with a total vessel fleet of 62 vessels, including 31 supply boats, six lift boats, 16 crew boats and nine line handling boats. The Company also executed definitive agreements in October 1996 to purchase three additional supply boats for $11.45 million, which management anticipates will be acquired in December 1996. Management believes that the Company's expanded supply boat fleet will enable it to take further advantage of recent industry-wide increases in supply boat day rates and utilization in the Gulf. The Company's average supply boat day rate increased 62% to $5,018 during the three months ended September 30, 1996 from the comparable 1995 period, while the average utilization rate increased to 93% from 76%.

  All of Trico's vessels are located in the Gulf with the exception of the line handling boats that operate under long-term charters offshore Brazil. The services provided by Trico's diversified fleet include transportation of drilling materials, supplies and crews to offshore facilities and support for the construction, installation, maintenance and removal of those facilities. Trico has focused on providing high quality, responsive service while maintaining a low cost structure. In addition, the quality of Trico's fleet and the strength of its experienced management team have allowed the Company to develop and maintain long-term customer relationships.

  The Company is the successor to several companies formed in the 1980's by Thomas E. Fairley and Ronald O. Palmer to own, manage and operate offshore marine support vessels. In 1993, Messrs. Fairley and Palmer organized Trico with Berkshire Partners LLC, a Boston-based private equity investment firm (together with its affiliates, "Berkshire"), to acquire vessels owned by Chrysler Capital Corporation ("Chrysler"), the majority of which were operated by the Company. Messrs. Fairley and Palmer have over 40 years of combined experience in the marine support services industry, during which they have been responsible for the acquisition, construction or major refurbishment of approximately 100 vessels.

BUSINESS STRATEGY

The Company's strategy is to enhance its position as a leading supplier of marine support services by pursuing acquisition opportunities in the Gulf and selectively diversifying into certain international markets with additional growth potential. The Company implements this strategy by:

  MAINTAINING A LARGE, DIVERSIFIED FLEET. The size and diversity of Trico's fleet enables the Company to provide oil and gas companies operating in the Gulf a broad range of services, including marine support for exploration, development, production, construction, repair operations and platform removal.

  FOCUSING ON THE GULF OF MEXICO. Trico intends to maintain its current focus on the Gulf. Levels of oil and gas exploration, development and production activities in the Gulf have increased during 1996 as a result of several factors, including: (i) improvements in exploration technologies, such as computer-aided exploration and 3-D seismic, have increased drilling success rates in the region; (ii) improvements in subsea completion and production technologies have led to increased deep water drilling and development; (iii) expansion of the region's production infrastructure has improved the economics of developing smaller oil and gas fields; and (iv) the short reserve life characteristic of Gulf gas production which requires continuous drilling to replace reserves and maintain production. Maintenance, repair and salvage activity related to older production platforms and infrastructure in the shallow areas of the Gulf has also increased, and based on recent increases in applications for permits, the Company also expects continued higher levels of these activities. These higher overall activity levels have led to increased demand for the Company's services and higher overall vessel utilization and day rates in the Gulf.

  PARTICIPATING IN THE CONSOLIDATION OF THE INDUSTRY. The number of supply boats available for service in the Gulf decreased from a peak of approximately 700 in 1985 to approximately 278 in September 1996. During the same period, the number of companies operating supply boats of at least 150 feet in length decreased from approximately 80 to 16. Trico's management believes that the Company will benefit from the smaller overall supply boat fleet and consolidation of industry competitors. Since the Company's initial public offering in May 1996, the Company has acquired 14 supply boats for $54.6 million, including four supply boats purchased in May 1996 for $11.0 million with a portion of the proceeds of the initial public offering and a total of ten supply boats purchased in two separate transactions in September and October 1996 for $43.6 million. The Company also executed definitive agreements in October 1996 to purchase an additional three supply boats for $11.45 million, which management anticipates will be acquired in December 1996. Trico intends to continue to participate in this consolidation by pursuing additional fleet acquisition opportunities in the Gulf as well as opportunistic purchases of individual vessels.

  The Company also believes that legal, regulatory and economic barriers to entry will limit the number of vessels that are capable of returning to the Gulf from overseas markets. Although vessels may be remobilized to the Gulf from overseas locations by certain of the Company's competitors or converted from alternative uses, management believes that existing U.S. government regulations, mobilization costs and overseas opportunities will limit the number of such vessels for the foreseeable future.

  RECONFIGURING AND UPGRADING THE FLEET. Trico has reconfigured and upgraded the capabilities of its vessel fleet to meet market demands for larger, better equipped vessels. In particular, it has disposed of those vessels it considers to be less profitable such as smaller crew boats, and upgraded certain other vessels. In 1995, the Company completed a $6.0 million capital upgrade program that included (i) lengthening three supply boats from 165 feet to 180 feet and one from 165 feet to 190 feet and enhancing these boats' cargo capacity, (ii) rebuilding a crew boat and (iii) drydocking and refurbishing several other vessels. Substantial downtime was incurred in 1995 from this program, which adversely impacted the Company's results of operations. In January 1995, Trico also acquired a sixth lift boat to further position the Company to participate in the oil and gas industry's requirement to maintain, repair and salvage the more than 3,000 production platforms in the Gulf. The Company also intends to pursue opportunities to acquire existing vessels and refurbish and expand their capacities to support deep water exploration and development in the Gulf. For example, in March 1996, Trico acquired a 180 foot supply boat, which is being refurbished, lengthened to 220 feet and will be available for service in the beginning of 1997.

  EXPANDING INTO SELECTED INTERNATIONAL MARKETS. While Trico's primary market is the Gulf, the Company seeks to expand into selected international markets which management believes are attractive, long-term markets for the Company's services. As part of this strategy, in March 1996 Trico acquired eight line handling vessels and an operations facility in Brazil and has redeployed its line handling vessel from the Gulf to Brazil. These vessels operate under long-term charters for Petrobras, the Brazilian national oil company, and support the oil offloading operations from production facilities to tankers in the Campos Basin offshore Brazil, including transporting supplies and materials to and between deep water platforms. In addition, Trico was the successful bidder for the contract to build and operate an advanced "small water area twin hull" crew boat (the "SWATH vessel") which will be used to transport up to 250 passengers to offshore platforms for Petrobras under a five year contract. After successful model tank tests, construction on the SWATH vessel began in October 1996 with operations expected to commence at the end of 1997. The Company believes that Brazil presents an attractive long-term market because of the Brazilian government's goal of increasing its offshore oil production and the anticipated participation by foreign companies in its exploration and production activities. The Company intends to pursue other opportunities to expand its operations in this market.

  The Company is incorporated under the laws of Delaware. Its principal office is located at 610 Palm Street, Houma, Louisiana 70364, and its telephone number is (504) 851-3833.

                                  THE OFFERING

 Common Stock offered:
   By the Company..................   850,000 shares
   By the Selling Stockholders..... 1,910,000 shares
   Total........................... 2,760,000 shares
 Common Stock outstanding after the
  Offering......................... 7,703,419 shares(1)
 Use of proceeds................... To repay indebtedness incurred under the
                                    Company's bank credit facility to fund a
                                    portion of the purchase price of ten supply
                                    boats acquired in September and October
                                    1996. The Company will not receive any of
                                    the proceeds from the sale of Common Stock
                                    by the Selling Stockholders. See "Use of
                                    Proceeds."
 Nasdaq National Market symbol..... TMAR
 Risk factors...................... The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

--------
(1) Gives effect to the Offering, but does not include 796,029 shares of Common Stock issuable upon exercise of outstanding options held by officers, directors and employees. See "Management--Stock Incentive Plans."

                      SUMMARY FINANCIAL AND OPERATING DATA

  The following table sets forth summary financial and operating data as of the dates and for the periods indicated. The following data should be read in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto.

                                                                                           1993(1)
                                                                             --------------------------------------
                           NINE MONTHS
                              ENDED              YEAR ENDED
                          SEPTEMBER 30,         DECEMBER 31,
                         -----------------  -------------------------------
                                                                               TWO MONTHS
                                                                                  ENDED            TEN MONTHS
                                                                              DECEMBER 31,            ENDED
                           1996     1995       1995              1994             1993          OCTOBER 28, 1993
                         --------  -------  -------------     -------------  ----------------  --------------------
                           (UNAUDITED)       (FINANCIAL DATA IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
 Total revenues......... $ 32,885  $18,915        $26,698           $29,034          $  6,145            $26,871
 Direct operating
  expenses:
   Direct labor and
    other operating
    expenses............   15,640   12,050         16,520            16,458             2,952             15,509
   Management fees......      674      444            468               707                90              1,002
   General and
    administrative......    2,224    1,909          2,509             2,057               256              1,412
   Amortization of
    marine inspection
    costs...............    1,432      672          1,930             1,490               222              1,176
   Other................      211      461            545               764                33                875
                                                                                                   -------------
 Revenue less direct
  operating expenses....       --       --             --                --                --            $ 6,897
                                                                                                   =============
 Depreciation........... $  2,861  $ 2,833  $       2,740     $       2,786    $          502
                         --------  -------  -------------     -------------    --------------
 Operating income.......    9,843      546          1,986             4,772             2,090
 Interest expense.......    1,710    2,844          3,850             3,767               620
 Amortization of
  deferred financing
  costs.................      217      284            381               344                60
 Gain on sale of
  vessels...............       (7)    (247)          (244)               --                --
 Other income, net......      (65)     (58)           (32)              (51)               --
 Income tax expense
  (benefit).............    2,788     (774)          (670)              226               564
 Extraordinary item,
  net of taxes..........     (917)      --             --                --                --
                         --------  -------  -------------     -------------    --------------
 Net income (loss)...... $  4,283  $(1,503) $      (1,299)    $         486    $          846
                         ========  =======  =============     =============    ==============
 Income (loss) per
  share before
  extraordinary item.... $   0.93  $ (0.49) $       (0.43)    $        0.16    $         0.28
 Extraordinary item per
  share.................    (0.16)      --             --                --                --
                         --------  -------  -------------     -------------    --------------
 Net income (loss) per
  share................. $   0.77  $ (0.49) $       (0.43)    $        0.16    $         0.28
                         ========  =======  =============     =============    ==============
 Weighted average
  common shares.........    5,586    3,050          3,051             3,010             3,020
                         ========  =======  =============     =============    ==============
STATEMENT OF CASH FLOWS
 DATA:
 Net cash provided by
  (used in) operating
  activities............ $  7,359  $ 5,033  $       6,411     $       6,666    $       (2,116)
 Net cash provided by
  (used in) investing
  activities............  (31,707)  (4,039)        (6,121)              968           (45,511)
 Net cash provided by
  (used in) financing
  activities............   25,008   (1,277)          (943)           (6,059)           47,822
OTHER FINANCIAL DATA:
 EBITDA(2).............. $ 14,136  $ 4,051  $       6,656     $       9,048    $        2,814
OPERATING DATA:(3)
 Supply boats:
   Average number of
    vessels.............     18.2     16.0           16.0              16.0              16.0               16.0
     180 feet and above.     18.2     12.3           13.0              12.0              12.0               12.0
     165 feet...........       --      3.7            3.0               4.0               4.0                4.0
   Average vessel
    utilization rate(4).       93%      75%            78%               77%               90%                85%
     180 feet and above.       93%      86%            89%               83%               89%                92%
     165 feet...........       --       36%            32%(5)            59%               95%                64%
   Average vessel day
    rate(6)............. $  4,302  $ 2,957  $       3,060     $       3,057    $        3,253      $       2,833
 Lift boats:
   Average number of
    vessels.............      6.0      6.0            5.9               5.0               5.0                5.0
   Average vessel
    utilization rate(4).       66%      44%            45%               57%               57%                70%
   Average vessel day
    rate(6)............. $  4,805  $ 4,633  $       4,656     $       5,017    $        4,970      $       4,735
 Crew/line handling
  boats:(7)
   Average number of
    vessels.............     22.8     17.0           16.8              22.3              24.1               24.0
   Average vessel
    utilization rate(4).       95%      82%            85%               82%               91%                93%
   Average vessel day
    rate(6)............. $  1,547  $ 1,464  $       1,480     $       1,465    $        1,500      $       1,401

                                                     SEPTEMBER 30, 1996
                                             -----------------------------------
                                             ACTUAL  PRO FORMA(8) AS ADJUSTED(9)
                                             ------- ------------ --------------
BALANCE SHEET DATA:
 Working capital...........................  $ 7,285   $  7,285      $  7,285
 Property and equipment, net...............   68,750    100,800       100,800
 Total assets..............................   87,878    119,928       119,928
 Long-term debt............................   10,000     40,500         9,417
 Stockholders' equity......................   65,870     65,870        96,953

--------
(1) Reflects the historical results of operations of the Company for the two months ended December 31, 1993 and the historical results of operations of the vessels acquired by the Company from Chrysler on October 29, 1993, for the ten months ended October 28, 1993. Accordingly, interest expense, other income, net, income tax expense, depreciation and amortization and net income are not presented for such vessels because such items would be based on Chrysler's historical costs and borrowings and are not relevant to the ongoing results of the Company. See Note 1 of the notes to the Company's consolidated financial statements.

(2) As used herein, EBITDA is operating income plus depreciation and amortization of marine inspection costs. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of the Company's liquidity.

(3) Operating data includes neither the ten supply boats acquired by the Company in September and October 1996 nor the Stones River.

(4) Average utilization rates are average rates for all vessels based on a 365-day year. Vessels are considered utilized when they are being operated or mobilized/demobilized under contracts with customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) 1995 utilization of 165-foot supply boats was lower due primarily to the Company's capital upgrade program, which resulted in approximately 500 lost available vessel days while the vessels were being lengthened and upgraded.

(6) Average day rates are the average of revenue per day per vessel under contract.

(7) Average utilization and day rates for all line handling vessels reflect the contract rates for the Company's unconsolidated Brazilian operating company.

(8) Pro Forma to reflect the acquisition of seven supply boats in October 1996 and $30.5 million in borrowings under the Company's Bank Credit Facility (as defined herein) to finance a portion of the purchase price.

(9) As adjusted to give effect to the Offering and the application of the estimated net proceeds as described under "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus.

INDUSTRY VOLATILITY; GEOGRAPHIC CONCENTRATION

  The Company's operations depend on levels of activity in offshore oil and gas exploration, development and production, particularly in the Gulf where the majority of the Company's operations are conducted. The level of exploration and development activity has traditionally been volatile as a result of fluctuations in oil and gas prices and their uncertainty in the future. A significant or prolonged reduction in oil or natural gas prices in the future would likely depress offshore drilling and development activity and reduce the demand for the Company's marine support services. A substantial reduction of activity in the Gulf could have a material adverse effect on the Company's financial condition and results of operations. See "Business--The Industry."

COMPETITION

  The Company's business is highly competitive. Competition in the marine support services industry primarily involves factors such as (i) price, service and reputation of vessel operators and crews, (ii) the availability of vessels of the type and size needed by the customer and (iii) the quality of equipment. In the Gulf, the Company competes with both large and small companies. Certain of these competitors have significantly greater financial resources than the Company. In addition, certain of the Company's competitors are building new specialized supply boats greater than 200 feet in length, crew boats greater than 120 feet in length and lift boats with leg lengths in excess of 200 feet. Continued new construction of supply, crew and lift boats by the Company's competitors and redeployment of existing vessels to the Gulf could increase the levels of competition within these vessel classes. See "Business--Competition."

OPERATING RISKS AND INSURANCE

  Marine support vessels are subject to operating risks such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collisions, oil and hazardous substance spills and navigation errors. The occurrence of any of these events may result in damage to or loss of Company vessels and such vessels' tow or cargo or other property and injury to passengers and personnel. Such occurrences may also result in a significant increase in operating costs or liability to third parties. See "--Government Regulation." The Company maintains insurance coverage against certain of these risks, which management considers to be customary in the industry. There can be no assurance, however, that the Company's existing insurance coverage can be renewed at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise. See "Business--Insurance."

GOVERNMENT REGULATION

  The Company's operations are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. These regulations govern worker health and safety and the manning, construction and operation of vessels. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend approved safety standards. The failure to comply with the requirements of any of these laws or the rules or regulations of these agencies and organizations could have a material adverse effect on the Company. See "Business--Government Regulation."

  The Company's operations also are subject to federal, state and local laws and regulations which control the discharge of pollutants into the environment and which otherwise relate to environmental protection. Substantial costs may be incurred in complying with such laws and regulations, and noncompliance can subject the Company to substantial liabilities. There can be no assurance that such costs and liabilities will not be incurred. The Company's operations are subject to the Outer Continental Shelf Lands Act, and regulations promulgated thereunder, which regulate the activities of offshore service vessels, require vessel owners and operators to demonstrate financial and operational responsibility and provide for certain limitations on the liability of vessel owners and operators. The Company's operations are also subject to the Federal Water Pollution Control Act of 1972, as amended, which imposes strict controls against the discharge of oil and other pollutants into surface waters within its jurisdiction. Any hazardous substances transported by the Company are subject to regulation under the Resource Conservation and Recovery Act and the Hazardous Materials Transportation Act. Numerous other environmental laws and regulations also apply to the operations of the Company, and such laws and regulations are subject to frequent change. The Company's insurance policies provide coverage for accidental occurrence of seepage and pollution or clean-up and containment of the foregoing.

  Any violation of such laws or regulations could result in significant liability to the Company, and any amendment to such laws or regulations that mandates more stringent compliance standards would likely cause an increase in the Company's vessel maintenance expenses. See "Business--Environmental Regulations."

SEASONALITY

  Marine operations conducted in the Gulf are seasonal and depend, in part, on weather conditions. Historically, Trico has enjoyed its highest utilization rates during the second and third quarters, as mild weather provides favorable conditions for offshore exploration, development and construction. Utilization rates typically have reached their lowest levels in the first quarter, when offshore marine activity generally declines as oil and gas companies complete internal annual exploration budget reviews. Adverse weather conditions during the winter months generally curtail offshore development operations and can particularly impact lift boat utilization rates. Accordingly, the results of any one quarter are not necessarily indicative of annual results or continuing trends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AGE OF FLEET

  Because of overcapacity within the marine support services industry on a worldwide basis, there has been no significant construction of supply boats since 1983. As of October 15, 1996, the average age of the Company's vessels (based on the date of construction) was approximately 16 years. Management believes that after a vessel has been in service for approximately 30 years, repair, vessel certification and maintenance costs may become no longer economically justifiable. There can be no assurance that the Company will be able to maintain its fleet by extending the economic life of existing vessels through major refurbishment or by acquiring new or used vessels. See "Business--The Company's Fleet."

INTERNATIONAL OPERATIONS

  The Company's international operations are subject to a number of risks inherent with any business operating in foreign countries. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Historically, the Company's operations have not been affected materially by such conditions or events, but if the Company's international operations expand, the exposure to these risks will also increase. Although it is impossible to predict the nature and the likelihood of any events of these types, if such an event should occur, it could have a material adverse effect on the Company's financial condition and results of operations.

LIMITATIONS ON FOREIGN OWNERSHIP OF COMPANY STOCK

  Under the Merchant Marine Act of 1920, as amended, if persons other than U.S. citizens own in the aggregate in excess of 25% of the Company's outstanding stock, the Company's U.S. flagged vessels would lose the privilege of engaging in the transportation of merchandise in the U.S. coastwise trade. To assure the Company's continued ability to engage in U.S. coastwise trade, the Company's certificate of incorporation contains provisions designed to assure that not more than 24% of the outstanding shares of Common Stock are owned by persons who are not U.S. citizens. The certificate of incorporation provides that any transfer or purported transfer of shares of Common Stock that would result in the ownership by persons who are not U.S. citizens of more than 24% of the then outstanding shares of Common Stock will not become effective against the Company, and the Company has the power to deny voting and dividend rights with respect to such shares. See "Business--Government Regulation" and "Description of Capital Stock--Certain Charter and By-Law Provisions."

DEPENDENCE ON KEY PERSONNEL

  The Company depends on the continued services of Thomas E. Fairley, its Chairman of the Board and Chief Executive Officer, Ronald O. Palmer, its Executive Vice President, Victor M. Perez, its Chief Financial Officer, and other key management personnel. The loss of any of these persons could adversely affect the Company's operations. See "Management."

DIVIDENDS

  The Company presently intends to retain any earnings to meet its working capital requirements and finance the expansion of its business operations. Therefore, the Company does not plan to pay cash dividends to its stockholders in the foreseeable future. See "Dividend Policy."


                                USE OF PROCEEDS

  The estimated net proceeds to the Company from the Offering, after deducting the underwriting discounts and commissions and estimated expenses of the Offering, will be approximately $31.1 million.

  The Company intends to use the net proceeds of the Offering to repay indebtedness incurred under its revolving credit facility with First National Bank of Boston, Hibernia National Bank and First National Bank of Commerce (the "Bank Credit Facility") in connection with the Company's recent acquisition of ten supply boats. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  As of October 31, 1996, after giving effect to the Offering and the use of proceeds therefrom, the Company had approximately $9.4 million in outstanding indebtedness under the Bank Credit Facility, which provides a revolving line of credit of $50.0 million. The Bank Credit Facility matures in October 2002 and bears interest at LIBOR plus 1 1/2% per annum (currently approximately 7%), with a fee of 3/8% per annum on the undrawn portion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is traded on the Nasdaq National Market under the symbol "TMAR." The following table sets forth the high and low closing sales prices per share of the Common Stock, as reported by the Nasdaq National Market for each fiscal quarter since trading in the Common Stock began on May 16, 1996.

                                1996                            HIGH    LOW
                                ----                            ----    ----
      Second Quarter
       (commencing May 16, 1996)............................... $23 1/2 $19 3/4
      Third Quarter............................................  30 1/2  21 1/2
      Fourth Quarter
       (through November 20, 1996).............................  42 1/4  29 1/2

  On November 20, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $40.50 per share. On November 20, 1996, there were 37 record holders of the Common Stock.

                                DIVIDEND POLICY

  The Company presently intends to retain its earnings to meet its working capital requirements and finance the expansion of its business operations. Therefore, the Company does not plan to pay cash dividends to its stockholders in the foreseeable future. In addition, the Bank Credit Facility contains provisions that prohibit the Company from paying dividends on its Common Stock. The Company is also a holding company which conducts its business through its two principal subsidiaries. As a result, the Company's cash flow and consequent ability to make dividend payments primarily depend on the earnings and cash flow of its subsidiaries and on dividends and other payments therefrom. Any future determination to pay cash dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, credit agreements and such other factors as the Board of Directors deems relevant at that time. See "Risk Factors--Dividends."

                                CAPITALIZATION

  The following table sets forth the consolidated unaudited capitalization of the Company at September 30, 1996, and on a pro forma basis giving effect to the $30.5 million borrowed under the Bank Credit Facility in October 1996 to fund a portion of the purchase price of seven supply boats and as adjusted to give effect to the sale of the Common Stock offered hereby and the application of the proceeds thereof as described under "Use of Proceeds." The information in the table should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere herein.

                                                      SEPTEMBER 30, 1996
                                                 -------------------------------
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                 -------  ---------  -----------
                                                    (DOLLARS IN THOUSANDS)
Long-term debt, including current maturities:
  Bank Credit Facility.......................... $10,000  $ 40,500    $  9,417
                                                 -------  --------    --------
Stockholders' equity:
  Preferred stock, $.01 par value per share;
   5,000,000 shares authorized; no shares
   outstanding..................................      --        --          --
  Common stock, $.01 par value per share;
   15,000,000 shares authorized; 6,883,471
   issued and 6,811,439 outstanding (actual and
   pro forma), and 7,733,471 shares issued and
   7,661,439 outstanding (as adjusted)(1).......      69        69          78
  Additional paid-in capital....................  61,486    61,486      92,560
  Retained earnings.............................   4,316     4,316       4,316
  Treasury stock (72,032 shares)................      (1)       (1)         (1)
                                                 -------  --------    --------
    Total stockholders' equity..................  65,870    65,870      96,953
                                                 -------  --------    --------
Total capitalization............................ $75,870  $106,370    $106,370
                                                 =======  ========    ========

--------
(1) Gives effect to the Offering, but does not include an aggregate of 796,029 shares of Common Stock issuable upon exercise of outstanding options held by officers, directors and employees. See "Management--Stock Incentive Plans."

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

  The following table sets forth selected consolidated financial and operating data for the dates and periods indicated. The financial information for each of the years ended December 31, 1995 and 1994 and the two month period ended December 31, 1993 and as of December 31, 1995, 1994 and 1993 is derived from the Company's audited consolidated financial statements and notes thereto. The selected consolidated financial data as of September 30, 1996 and 1995 and for the nine month periods then ended are derived from the unaudited consolidated statements of the Company for such periods. In the opinion of management, the unaudited financial statements of the Company reflect all adjustments (consisting of only normal recurring adjustments) necessary for fair presentation of the financial condition and results of operations for these periods. The financial information for the ten month period ending October 28, 1993 and each of the years ended December 31, 1992 and 1991 reflects operating results for the vessels acquired by the Company from Chrysler in October 1993. This information should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            YEAR ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                            NINE MONTHS                                    TEN MONTHS
                               ENDED                           TWO MONTHS    ENDED
                           SEPTEMBER 30,                         ENDED      OCTOBER
                          ----------------                    DECEMBER 31,    28,
                           1996     1995     1995     1994      1993(1)     1993(1)   1992(1) 1991(1)
                          -------  -------  -------  -------  ------------ ---------- ------- -------
                            (UNAUDITED)     (FINANCIAL DATA IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Total revenues..........  $32,885  $18,915  $26,698  $29,034    $ 6,145     $26,871   $17,988 $22,992
Direct operating
 expenses:
 Direct labor and other
  operating expenses....   15,640   12,050   16,520   16,458      2,952      15,509    12,611  13,412
 Management fees........      674      444      468      707         90       1,002       749     788
 General and
  administrative........    2,224    1,909    2,509    2,057        256       1,412     1,338   1,404
 Amortization of marine
  inspection costs......    1,432      672    1,930    1,490        222       1,176     1,099   1,041
 Other..................      211      461      545      764         33         875       367      22
                                                                            -------   ------- -------
 Revenues less direct
  operating expenses....       --       --       --       --         --     $ 6,897   $ 1,824 $ 6,325
                                                                            =======   ======= =======
Depreciation............    2,861    2,833    2,740    2,786        502
                          -------  -------  -------  -------    -------
Operating income........    9,843      546    1,986    4,772      2,090
Interest expense........    1,710    2,884    3,850    3,767        620
Amortization of deferred
 financing costs........      217      284      381      344         60
Gain on sale of vessels.       (7)    (247)    (244)      --         --
Other income, net.......      (65)     (58)     (32)     (51)        --
Income tax expense
 (benefit)..............    2,788     (774)    (670)     226        564
Extraordinary item, net
 of taxes...............     (917)      --       --       --         --
                          -------  -------  -------  -------    -------
Net income (loss).......    4,283  $(1,503) $(1,299) $   486    $   846
                          =======  =======  =======  =======    =======
Income (loss) per share
 before extraordinary
 item...................  $  0.93  $ (0.49) $ (0.43) $  0.16    $  0.28
Extraordinary item per
 share..................    (0.16)      --       --       --         --
                          -------  -------  -------  -------    -------
Net income (loss) per
 share..................  $  0.77  $ (0.49) $ (0.43) $  0.16    $  0.28
                          =======  =======  =======  =======    =======
Weighted average common
 shares.................    5,586    3,050    3,051    3,010      3,020
                          =======  =======  =======  =======    =======
STATEMENT OF CASH FLOWS
 DATA:
Net cash provided by
 (used in) operating
 activities.............    7,359    5,033  $ 6,411  $ 6,666    $(2,116)
Net cash provided by
 (used in) investing
 activities.............  (31,707)  (4,039)  (6,121)     968    (45,511)
Net cash provided by
 (used in) financing
 activities.............   25,008   (1,277)    (943)  (6,059)    47,822
OTHER FINANCIAL DATA:
EBITDA(2)...............  $14,136  $ 4,051  $ 6,656  $ 9,048    $ 2,814

                                                                    1993(1)
                                                            ------------------------
                          NINE MONTHS
                             ENDED        YEAR ENDED         TWO MONTHS  TEN MONTHS
                         SEPTEMBER 30,   DECEMBER 31,          ENDED        ENDED
                         --------------  -----------------  DECEMBER 31, OCTOBER 28,
                          1996    1995    1995       1994       1993        1993
                         ------  ------  ------     ------  ------------ -----------
                            (FINANCIAL DATA IN THOUSANDS, EXCEPT PER SHARE
                                               AMOUNTS)
OPERATING DATA:(3)
Supply boats:
 Average number of
  vessels...............   18.2    16.0    16.0       16.0       16.0        16.0
   180 feet and above...   18.2    12.3    13.0       12.0       12.0        12.0
   165 feet.............     --     3.7     3.0        4.0        4.0         4.0
 Average vessel
  utilization rate(4)...     93%     75%     78%        77%        90%         85%
   180 feet and above...     93%     86%     89%        83%        89%         92%
   165 feet.............     --      36%     32%(5)     59%        95%         64%
 Average vessel day
  rate(6)............... $4,302  $2,957  $3,060     $3,057     $3,253      $2,833
Lift boats:
 Average number of
  vessels...............    6.0     6.0     5.9        5.0        5.0         5.0
 Average vessel
  utilization rate(4)...     66%     44%     45%        57%        57%         70%
 Average vessel day
  rate(6)............... $4,805  $4,633  $4,656     $5,017     $4,970      $4,735
Crew/line handling
 boats:(7)
 Average number of
  vessels...............   22.8    17.0    16.8       22.3       24.1        24.0
 Average vessel
  utilization rate(4)...     95%     82%     85%        82%        91%         93%
 Average vessel day
  rate(6)............... $1,547  $1,464  $1,480     $1,465     $1,500      $1,401

                                                            DECEMBER 31,
                                         SEPTEMBER 30, ------------------------
                                             1996       1995     1994    1993
                                         ------------- -------  ------- -------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital (deficit), including
  current maturities of long-term debt.     $ 7,285    $  (844) $ 1,550 $(2,704)
 Property and equipment, net...........      68,750     39,264   38,508  45,191
 Total assets..........................      87,878     52,113   51,419  55,207
 Long-term debt........................      10,000     36,780   35,452  37,560
 Stockholders' equity..................      65,870      5,712    7,002   6,450

--------
(1) Reflects the historical results of operations of the Company for the two months ended December 31, 1993 and the historical results of operations for the vessels acquired from Chrysler on October 29, 1993, for the ten months ended October 28, 1993 and each of the years ended December 31, 1992 and 1991. Accordingly, interest expense, other income, net, income tax expense, depreciation and amortization and net income are not presented for such vessels because such items would be based on Chrysler's historical cost and borrowings and are not relevant to the ongoing results of the Company. See Note 1 to the Company's consolidated financial statements.
(2) As used herein, EBITDA is operating income plus depreciation and amortization of marine inspection costs. EBITDA is frequently used by security analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a better measure of the Company's liquidity.
(3) Operating data includes neither the ten supply boats acquired by the Company in September and October 1996 nor the Stones River.
(4) Average utilization rates are average rates for all vessels based on a 365-day year. Vessels are considered utilized when they are being operated or being mobilized/demobilized under contracts with customers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(5) 1995 utilization of 165-foot supply boats was lower due primarily to the Company's capital upgrade program, which resulted in approximately 500 lost available vessel days while the vessels were being lengthened and upgraded.
(6) Average day rates are the average of revenue per day per vessel under contract.
(7) Average utilization and day rates for all line handling vessels reflect the contract rates for the Company's unconsolidated Brazilian operating company.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The Company's results of operations are affected primarily by day rates and fleet utilization. While marine support vessels service existing oil and gas production platforms as well as exploration and development activities, incremental demand depends primarily upon the level of drilling activity, which in turn is related to both short-term and long-term trends in oil and gas prices. As a result, trends in oil and gas prices may significantly affect utilization and day rates. Due to the Company's concentration in the Gulf, where natural gas comprises approximately 70% of oil and gas production, the Company's activities are more affected by the price of natural gas than oil. Generally, a decline in gas prices has led historically to a reduction in offshore drilling and lower demand for offshore vessels. Recently, however, this relationship has been less pronounced due to a number of industry trends, including advances in technology that have increased drilling success rates and efficiency and vessel attrition. In addition, over the past two years the Company has expanded and reconfigured its fleet to more effectively service market demand and improve its profitability. The following table sets forth
(i) average U.S. natural gas prices, (ii) the average number of offshore rigs under contract in the Gulf, (iii) vessel utilization rates for the Company and
(iv) vessel day rates for the Company for the periods indicated.

                                                      1995                         1996
                                           ------------------------------  ----------------------
                          1993(1)   1994   QTR. 1  QTR. 2  QTR. 3  QTR. 4  QTR. 1  QTR. 2  QTR. 3
                          -------  ------  ------  ------  ------  ------  ------  ------  ------
U.S. natural gas
 prices(2)..............  $ 2.12   $ 1.92  $ 1.51  $ 1.63  $ 1.54  $ 2.06  $ 3.44  $ 2.45   $2.18
Rigs under contract in
 the Gulf(3)............     112      126     120     127     131     142     139     148     149
Average Company vessel
 utilization rate:(4)
 Supply boats (total)...      86%      77%     79%     69%     76%     87%     88%     98%     93%
 Supply boats (180 feet
  and above)............      92%      83%     88%     84%     86%     95%     88%     98%     93%
 Supply boats (165
  feet)(5)..............      70%      59%     52%     25%     28%     --      --      --      --
 Lift boats.............      68%      57%     42%     41%     48%     49%     58%     64%     77%
 Crew/line handling
  boats(6)..............      92%      82%     75%     83%     88%     95%     96%     93%     96%
Average Company vessel
 day rate:(7)
 Supply boats...........  $2,899   $3,057  $2,981  $2,771  $3,101  $3,322  $3,415  $4,256  $5,018
 Lift boats.............   4,752    5,017   4,624   4,735   4,523   4,718   4,840   4,591   4,954
 Crew/line handling
  boats(6)..............   1,413    1,465   1,505   1,421   1,470   1,521   1,530   1,525   1,579

--------
(1) Reflects the historical operating statistics of the Company for the two months ended December 31, 1993 and for the vessels acquired by the Company from Chrysler on October 29, 1993, for the ten months ended October 28, 1993.
(2) Average Henry Hub cash price in $/MMBtu, as reported in Natural Gas Week.
(3) Average Gulf of Mexico mobile offshore rig count, as reported by Offshore Data Services.
(4) Average vessel utilization rate for the Company is calculated by dividing the total number of days for which a vessel is under contract in a period by the total number of days in such period.
(5) Following the completion of the 1995 capital upgrade program, all of the Company's supply boats were at least 180 feet in length. Subsequent to June 30, 1996, the Company purchased two fleets totalling ten supply boats which included two supply boats under 180 feet in length.
(6) Average utilization and day rates for all line handling vessels reflect the contract rates for the Company's unconsolidated Brazilian operating company.
(7) Average vessel day rate for the Company is calculated by dividing a vessel's total period revenues by the total number of days such vessel was under contract during such period.

  The Company's day rates and utilization rates are also affected by the size, configuration and capabilities of the Company's fleet. In the case of supply boats, the deck space and liquid mud and dry bulk cement capacity are important attributes. For crew boats, size and speed are important factors, and in the case of lift boats, longer leg length and greater crane capacity add versatility and marketability. During 1994 and 1995, the Company reconfigured its fleet by disposing of several small crew boats (100 feet) and other vessels, the majority of which were sold to operators outside the marine support industry.

  Since the Company's initial public offering in May 1996, the Company has acquired 14 supply boats for $54.6 million. In May 1996, the Company acquired four supply boats for $11.0 million with a portion of the proceeds of the initial public offering. In September and October 1996, the Company acquired in two separate transactions a total of ten supply boats for $43.6 million. These acquisitions, coupled with the acquisition in March 1996 of the Stones River, which will be available for service in the beginning of 1997, have increased the Company's supply boat fleet from 16 at the end of 1995 to 31. In addition, the Company executed definitive agreements in October 1996 to purchase three additional supply boats for $11.45 million, which management anticipates will be acquired in December 1996.

  The Company's operating costs primarily are a function of fleet size and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs and marine insurance. Generally, increases or decreases in vessel utilization only affect that portion of the Company's direct operating costs that is incurred when the vessels are active. As a result, direct operating costs as a percentage of revenues may vary substantially due to changes in day rates and utilization.

  In addition to these variable costs, the Company incurs fixed charges related to the depreciation of its fleet and costs for the routine drydock inspection, maintenance and repair designed to ensure compliance with U.S. Coast Guard regulations and to maintain American Bureau of Shipping ("ABS") certification for its vessels. Maintenance and repair expense and marine inspection amortization charges are generally determined by the aggregate number of drydockings and other repairs undertaken in a given period. Costs incurred for drydock inspection and regulatory compliance are capitalized and amortized over the period between such drydockings, typically two to three years.

RESULTS OF OPERATIONS

  The table below sets forth by vessel class, the average day and utilization rates for the Company's vessels and the average number of vessels owned during the periods indicated. The ten supply boats acquired by the Company in September and October 1996 and the Stones River are not included in the financial or operating data for the periods presented below.

                                          NINE MONTHS
                                             ENDED       YEAR ENDED DECEMBER
                                         SEPTEMBER 30,           31,
                                         --------------  ----------------------
                                          1996    1995    1995    1994   1993(1)
                                         ------  ------  ------  ------  ------
Average vessel day rates:
  Supply boats.......................... $4,302  $2,957  $3,060  $3,057  $2,899
  Lift boats............................  4,805   4,633   4,656   5,017   4,752
  Crew/line handling boats(2)...........  1,547   1,464   1,480   1,465   1,413
Average vessel utilization rate:
  Supply boats..........................     93%     75%     78%     77%     86%
  Supply boats (180 feet and above).....     93%     86%     89%     83%     92%
  Supply boats (165 feet)...............     --      36%     32%     59%     70%
  Lift boats............................     66%     44%     45%     57%     68%
  Crew/line handling boats(2)...........     95%     82%     85%     82%     92%
Average number of vessels:
  Supply boats..........................   18.2    16.0    16.0    16.0    16.0
  Lift boats............................    6.0     6.0     5.9     5.0     5.0
  Crew/line handling boats..............   22.8    17.0    17.8    22.3    25.9
Total available vessel days:(3)
  Supply boats..........................  4,654   3,701   4,999   5,464   5,456
  Lift boats............................  1,386   1,406   1,843   1,626   1,475
  Crew/line handling boats..............  5,966   4,429   5,896   7,440   8,794
                                         ------  ------  ------  ------  ------
Total available vessel days............. 12,006   9,536  12,738  14,530  15,725
                                         ======  ======  ======  ======  ======

--------
(1) Reflects the historical operating statistics of the Company for the two months ended December 31, 1993 and for the vessels acquired by the Company from Chrysler on October 29, 1993, for the ten months ended October 28, 1993.
(2) Average utilization and day rates for all line handling vessels reflect the contract rates for the Company's unconsolidated Brazilian operating company.
(3) Total available vessel days are the total days that vessels are available for charter and not being drydocked, repaired or upgraded.

 Comparison of Nine Months Ended September 30, 1996 and 1995

  Revenues for the nine months ended September 30, 1996 were $32.9 million, an increase of 73.9% compared to $18.9 million in revenues for the nine months ended September 30, 1995. This increase was primarily due to the strong improvement in average day rates and utilization for the Company's supply boats, the increase in utilization for the Company's lift boats and the growth in the Company's vessel fleet, both in the Gulf and offshore Brazil.

  All classes of vessels in the Company's fleet reported higher utilization during the first nine months of 1996 compared to the same period in 1995. The greatest increase in utilization was experienced by the Company's supply boats and lift boats. Supply boat utilization averaged 93% for the period, up from 75% for the same period in 1995. Supply boat day rates for the first nine months increased 45.5% to $4,302 compared to $2,957 for the comparable 1995 period. These increases reflect improved market conditions in the Gulf and the substantial downtime incurred in 1995 for the vessel upgrade program.

  During 1995, the Company began and completed a major capital upgrade program in which three of the Company's supply boats were lengthened from 165 feet to 180, one was lengthened from 165 feet to 190 feet, and the boats' capacities for liquid mud and bulk cargo was increased. Additionally, the Company rebuilt and lengthened a crew boat which was placed in service late in 1995. In May 1996, with proceeds from the initial public offering, the Company also acquired four supply boats located in the Gulf.

  Utilization of the Company's lift boats increased to 66% for the nine months ended September 30, 1996, from 44% during the same period in 1995. The lift boats experienced unusually low utilization in 1995 due to drydocking related downtime and weak market conditions which existed in the first half of 1995. The Company's lift boats are operated by Power Offshore, Inc. ("Power Offshore"), a leading operator of lift boats in the Gulf. Management and incentive fees payable to Power Offshore in the first nine months of 1996 totaled $674,000 as compared to $444,000 for the same period in 1995. See "Business--Lift Boat Management."

  Utilization of the crew boats and line handling vessels increased to 95% for the nine months ended September 30, 1996, compared to 82% during the same period in 1995, due to the improved market conditions in the Gulf for the crew boats, and the addition in March 1996 of eight line handling vessels working under long-term charters offshore Brazil.

  During the first nine months of 1996, direct vessel operating expenses increased to $16.5 million from $13.0 million during the same period in 1995, due to the expanded vessel fleet and increased labor, repair and maintenance costs. Due to the increase in revenues, direct vessel operating expenses decreased as a percentage of revenues from 68.5% to 50.2% during the first nine months of 1996.

  Depreciation expense increased to $2.9 million during the first nine months of 1996 from $2.8 million for the comparable 1995 period due to the expanded vessel fleet, the effect of which was partially offset by increased depreciation in 1995 caused by the allocation of a portion of the 1993 vessel acquisition costs to assets which have short depreciable lives and were fully depreciated in the second quarter of 1995. Amortization of marine inspection costs increased to $1.4 million during the first nine months of 1996 from $672,000 in the comparable 1995 period, due to the amortization of increased drydocking and marine inspection costs.

  General and administrative expense increased to $2.2 million during the nine months ended September 30, 1996 from $1.9 million during the same period in 1995 due to the additional personnel needed in connection with the growth in the Company's vessel fleet and Brazilian operations. General and administrative expenses, as a percentage of revenues, decreased from 10.1% during the first nine months of 1995 to 6.8% of revenues in the corresponding 1996 period as the increase in revenues and additions to the vessel fleet did not require proportionate increases in administrative expenses.

  Interest expense decreased to $1.7 million for the first nine months of 1996, from $2.8 million for the first nine months of 1995. The decrease in interest expense was due to the prepayment of all borrowings under the Company's previous bank credit facility in May 1996 with a portion of the proceeds from the public offering. Average bank debt outstanding decreased to $15.2 million for the first nine months of 1996, compared to $26.7 million for the first nine months of 1995. In the nine month period of 1995 the Company recorded gains on the sales of certain crew boats of $247,000.

  In the first nine months of 1996, the Company had income tax expense of $2.8 million compared to an income tax benefit of $774,000 in the 1995 period.

  As a result of the prepayment of all debt outstanding under the Company's previous bank credit facility and its subordinated debt in the second quarter of 1996, the Company recorded an extraordinary charge of $917,000, net of taxes of $494,000, for the write-off of unamortized debt issuance costs.

 Comparison of Year Ended December 31, 1995 to Year Ended December 31, 1994

  The Company's revenues declined 8.0% to $26.7 million in 1995, compared to $29.0 million in 1994. This decrease was primarily due to a reduction in the number of total days that the Company's vessels were available for work due to the Company's capital upgrade program, lower lift boat utilization and the reduction in the size of the fleet of crew boats. Total available vessel days, which are the total days vessels are available for charter and not being drydocked, repaired or upgraded, decreased 14.6% from a total of 14,530 in 1994 to 12,738 in 1995. During 1995, four of the Company's supply boats were temporarily removed from service, drydocked and lengthened from 165 feet to 180 feet or greater as part of the Company's capital upgrade program. Available vessel days were also reduced by the sale of several small crew boats during 1994 and 1995 as part of the Company's strategy to focus on larger, more profitable vessels. Management believes that the larger crewboats (110 feet and above) and the larger supply boats (180 feet and above) tend to be more profitable, as they command higher day rates and enjoy higher utilization rates than the smaller vessels, with approximately the same operating costs. Management also believes that the larger supply boats are less vulnerable to decreases in utilization during market downturns. Average utilization for the 180 foot and larger supply boats was 89.0% in 1995 as compared to 78.0% for the entire supply boat fleet.

  The Company's lift boats experienced unusually low utilization rates in 1995 due to weather-related downtime from an abnormally large number of tropical storms and hurricanes which entered the Gulf during the year. The reduction in the average day rates for the lift boats was due to the acquisition of a sixth lift boat at the beginning of the fiscal year which was smaller than other lift boats in the fleet, thereby commanding a lower day rate. Management and incentive fees paid to Power Offshore in 1995 totalled $468,000 as compared to $707,000 for the year ended December 31, 1994 due to the lower level of revenues and operating income for the lift boats during the year.

  Direct labor and other operating expenses were unchanged from 1995 to 1994 at $16.5 million (61.9% and 56.7% of revenues, respectively). Generally, direct operating expenses do not change in direct proportion to revenues because vessel day rates may increase or decrease without corresponding changes in operating expenses.

  Depreciation expense decreased slightly from $2.8 million in 1994 to $2.7 million in 1995, as the capital improvements made on the Company's vessels and the acquisition of a lift boat at the beginning of the year were offset by the sale of several vessels in 1994 and 1995. Amortization of marine inspection costs increased 29.5% in 1995 to $1.9 million from $1.5 million in the prior year due to the increase in drydocking and marine inspection costs for the year.

  General and administrative expenses rose 22.0% from $2.1 million in 1994 (7.1% of revenues) to $2.5 million (9.4% of revenues) in 1995 because of an increase in administrative and other shore-based personnel in anticipation of higher activity levels, and personnel required to support the Company's capital upgrade program and on-going operations.

  Interest expense from the Company's bank debt was $2.7 million in 1995 as compared to $2.8 million in 1994, due to lower average bank debt outstanding of $26.6 million in 1995, as compared to $31.2 million in 1994, and $278,000 in compensation received for the early termination of an interest rate swap arrangement. While the Company repaid $5.3 million of outstanding indebtedness during the year, additional bank borrowings of $4.5 million were used to partially fund the Company's 1995 capital upgrade program and the acquisition of a lift boat. Interest expense on the 9% subordinated notes increased from $1.0 million to $1.1 million. In 1995 the Company had $381,000 in amortization expense for deferred financing costs, compared to $344,000 in 1994, from the 1993 vessel acquisition financing.

  The Company recorded a $670,000 income tax benefit in 1995, as compared to a $226,000 income tax expense in 1994 due to the loss before income taxes for the year.

 Comparison of Year Ended December 31, 1994 to the Ten Months Ended October 28, 1993 and Two Months Ended December 31, 1993

  The year ended December 31, 1994 reflected the first full year of the Company's operations after the acquisition of the vessels from Chrysler on October 29, 1993. Historical results for 1993 for the Company are for the two months ended December 31, 1993 ("Two Month Period"). Prior to October 29, 1993, historical data represent the 10 month results of operations ("Ten Month Period") for the vessels acquired from Chrysler. Accordingly, interest expense, depreciation and amortization are not discussed below for the Ten Month Period because such items would be based on Chrysler's historical costs and borrowings and are not relevant to the ongoing results of the Company.

  During the year ended December 31, 1994, revenues were $29.0 million, compared to revenues for the Ten Month Period and the Two Month Period of $26.9 million and $6.1 million. Vessel direct labor and other operating expenses in 1994 were $16.5 million, compared to $15.5 million for the Ten Month Period and $3.0 million for the Two Month Period. Management and incentive fees paid to Power Offshore totalled $707,000 in 1994 as compared to $1.0 million and $90,000 for the Ten Month Period and Two Month Period, respectively.

  General and administrative expenses were $2.1 million for 1994, reflecting the first full year of the Company's operations, compared to $256,000 for the Two Month Period and $1.4 million for the Ten Month Period.

  Amortization expense for drydocking and marine inspection costs were $1.5 million for 1994 compared to $222,000 for the Two Month Period and $1.2 million for the Ten Month Period. Depreciation expense was $2.8 million compared to $502,000 for the Two Month Period.

  Interest expense for 1994 was $3.8 million, consisting of $2.8 million of interest expense on the Company's bank debt associated with the acquisition of vessels and $1.0 million in unpaid, deferred interest on the Company's 9% subordinated notes, compared to $620,000 for the Two Month Period. The Company had $344,000 in amortization of deferred financing costs in 1994, compared to $60,000 for the Two Month Period, reflecting the amortization of fees and expenses in connection with the vessel acquisition financing.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's strategy has been to reduce its financial leverage incurred in connection with the 1993 vessel acquisition from Chrysler, while adding value by reconfiguring, upgrading and expanding its vessel fleet to improve operating capability. As part of this strategy, in May 1996 the Company completed its initial public offering which improved the Company's financial condition by enabling the Company to prepay all of its senior and subordinated debt, acquire four supply vessels in the Gulf and establish the Bank Credit Facility, which provides a $50.0 million line of credit that may be used for additional vessel acquisitions, vessel improvements and working capital. Since the initial public offering, the Company has acquired 14 supply boats for $54.6 million.

  Funds during the first nine months of 1996 were provided by $48.4 million in net proceeds from the initial public offering, $6.2 million in borrowings prior to the initial public offering under the Company's previous bank credit facility, $10.0 million in borrowings, incurred on September 30, 1996, under the Bank Credit Facility and $7.4 million in cash provided by operating activities. During the period, the Company repaid $38.9 million of debt, including $6.0 million of the 9% subordinated notes, and made capital expenditures totalling $31.7 million.

  The Company's cash provided by operating activities increased by $2.4 million in the first nine months of 1996 to $7.4 million, compared to $5.0 million for the first nine months of 1995. This increase was due primarily to net income of $4.3 million compared to a net loss of $1.5 million for the same period last year and a $1.4 million non-cash extraordinary charge for the writeoff of deferred financing costs in the current nine month period. This increase was offset in part by an increase in accounts receivable and a reduction in accounts payable.

  Capital expenditures in the first nine months of 1996 consisted primarily of $22.6 million for the acquisition of seven supply vessels in the Gulf, four of which were acquired in May and three of which were acquired on September 30, 1996, and $4.2 million for the Company's acquisition of line handling boats and a 40% interest in a marine operating company in Brazil in March 1996. Other expenditures consisted primarily of U.S. Coast Guard dry docking costs of $1.3 million, a portion of the acquisition and upgrade costs of the Stones River and a portion of the initial construction costs of the SWATH vessel. The Stones River is a 180-foot supply boat, acquired in March 1996, which is being lengthened to 220 feet and outfitted with bulk capacity of 7,800 cubic feet and liquid mud capacity of 2,300 barrels. This vessel will be available for service in the first quarter of 1997 at an estimated total cost of $4.2 million.

  During the fiscal year ended December 31, 1995, the Company made $7.5 million in capital expenditures, consisting of approximately $6.0 million for the upgrade, drydocking and improvement of its vessels and $1.5 million for the acquisition of a lift boat. The Company also made $5.3 million in required principal payments on its bank debt. Funds during the period were provided from the Company's operating activities, which generated approximately $6.4 million, borrowings of $4.5 million under the Company's previous bank credit facility, and $1.3 million in proceeds from the sale of certain vessels.

  In July 1996, the Company entered into the Bank Credit Facility, which was increased in October and now provides a revolving line of credit up to $50.0 million, matures in October 2002 and bears interest at LIBOR plus 1 1/2% per annum (currently approximately 7%), with a fee of 3/8% per annum on the undrawn portion. The Bank Credit Facility is collateralized by certain of the Company's existing vessels and related assets and requires the Company to maintain certain financial ratios. In connection with the Company's acquisition of three supply boats on September 30, 1996, the Company borrowed $10.0 million under the Bank Credit Facility to fund a portion of the purchase price and subsequently borrowed $30.5 million in October 1996 to fund a portion of the purchase price of an additional seven vessels.

  The Company was the successful bidder for the contract to build and operate the SWATH vessel which will be used to transport up to 250 passengers to offshore platforms for Petrobras under a five-year contract. After successful model tank tests, construction on the SWATH vessel began in October 1996 and operations are expected to commence at the end of 1997. The Company plans to obtain long-term financing for the vessel's $11.0 million cost through the Maritime Administration's Title XI ship financing program for which the Company has a pending application.

  As of October 31, 1996, after giving effect to the Offering and the use of proceeds therefrom, the Company had approximately $9.4 million of outstanding indebtedness under the Bank Credit Facility. The Company believes its capital expenditures for the remainder of 1996 will total approximately $6.1 million, excluding any additional vessel acquisitions, but including U.S. Coast Guard drydocking costs, the Stones River upgrade project, a portion of the construction cost of the SWATH vessel, and the acquisition of a larger docking and maintenance facility in Houma, Louisiana to replace its present rented facility. See "Business--Vessel Support Facility." The $11.45 million required to fund the purchase price of the three additional supply boats the Company agreed to purchase in October 1996 will be provided by borrowings under the Bank Credit Facility and cash generated from operations. Management anticipates that this acquisition will close in December 1996. The Company's capital requirements historically have been for the acquisition of marine vessels, maintenance and improvements to vessels and debt service. The Company believes that cash generated from operations and availability under the Bank Credit Facility will provide sufficient funds for identified capital projects and working capital requirements. However, the Company's strategy is to acquire other vessel fleets or single vessels in order to expand its presence both in the Gulf and certain selected international markets such as Brazil. Depending upon the size of such future acquisitions, the Company may require additional debt financing, possibly in excess of its current credit facility, or additional equity.

NEW ACCOUNTING STANDARDS

  SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement requires transactions to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. This statement does allow pro forma amounts to be disclosed by companies which continue to apply the prior accounting provisions for stock-based compensation. Management has elected to adopt the pro forma disclosure provisions as of and for the year ended December 31, 1996. The Company does not believe that implementation of this accounting standard, which has been issued but is not yet effective, will have a material effect on the Company's financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

  This Prospectus, particularly the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains certain forward-looking statements and other statements that are not historical facts concerning, among other things, market conditions, the demand for marine support services and future capital expenditures. There can be no assurance that the Company has accurately identified and properly weighed all of the factors which affect market conditions and demand for the Company's vessels, that the public information upon which the Company has relied is accurate or complete or that the Company's analysis of the market and demand for its vessels is correct and, as a result, the strategy based on such analysis will be successful. See "Risk Factors" for a more detailed summary of factors which could affect future results.

                                   BUSINESS

GENERAL

  Trico provides a broad range of marine support services to companies in the oil and gas industry conducting offshore exploration, production and construction operations. The Company is a leading operator of marine support vessels in the Gulf and conducts international operations offshore Brazil. Since the Company's initial public offering in May 1996, Trico has acquired 14 supply boats at an aggregate cost of $54.6 million. As a result, Trico is now the third largest owner of supply boats operating in the Gulf with a total vessel fleet of 62 vessels, including 31 supply boats, six lift boats, 16 crew boats and nine line handling boats. The Company also executed definitive agreements in October 1996 to purchase three additional supply boats for $11.45 million, which management anticipates will be acquired in December 1996. Management believes that the Company's expanded supply boat fleet will enable it to take further advantage of recent industry-wide increases in supply boat day rates and utilization in the Gulf. The Company's average supply boat day rate increased 62% to $5,018 during the three months ended September 30, 1996 from the comparable 1995 period, while the average utilization rate increased to 93% from 76%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  All of Trico's vessels are located in the Gulf with the exception of the line handling boats that operate under long-term charters offshore Brazil. The services provided by Trico's diversified fleet include transportation of drilling materials, supplies and crews to offshore facilities and support for the construction, installation, maintenance and removal of those facilities. Trico has focused on providing high quality, responsive service while maintaining a low cost structure. In addition, the quality of Trico's fleet and the strength of its experienced management team have allowed the Company to develop and maintain long-term customer relationships.

THE INDUSTRY

 Marine Support Vessels

  Marine support vessels are primarily used to transport personnel, equipment and supplies to drilling rigs and to support the construction and ongoing operation of offshore oil and gas production platforms. The principal services provided are the transportation of equipment, fuel, water and supplies to offshore facilities; transfer of personnel between shore bases and offshore facilities; provision of work platforms and cranes for offshore construction and towing services for drilling rigs and platforms. The principal types of vessels operated by the Company and its competitors can be summarized as follows:

  Supply Boats. Supply boats are generally at least 150 feet in length and serve drilling and production facilities and support offshore construction and maintenance work. Supply boats are differentiated from other types of vessels by cargo flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed materials, supply boats transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and dry bulk mud. Accordingly, supply boats which have large liquid mud and dry bulk cement capacity, as well as large areas of open deck space, are generally in higher demand than vessels without those capabilities. However, other characteristics such as maneuverability, fuel efficiency, anchor handling ability and firefighting capacity may also be in demand in certain circumstances. All but two of the supply boats owned by the Company are at least 180 feet in length.

  Lift Boats. Lift boats are self-propelled, self-elevating and self-contained vessels which can efficiently assist offshore platform construction and well servicing tasks that traditionally have required the use of larger, more expensive, mobile offshore drilling units or derrick barges. For example, lift boats can dismantle offshore rigs, set production facilities and handle a variety of tasks for existing platform upgrade work. These boats have also been used successfully as the main work platform for applications such as diving and salvaging, and have been used as an adjacent support platform for applications ranging from crew accommodations to full workovers on existing platforms. Typically lift boats command higher day rates but experience lower average utilization rates than other classes of marine support vessels. Lift boats have different water depth capacities, with leg lengths ranging from 65 to 200 feet. The Company's lift boats have leg lengths ranging from 130 to 170 feet, enabling them to operate in water depths where the majority of the offshore structures currently in the Gulf are located.

  Crew Boats. Crew boats are generally at least 100 feet in length and are chartered principally for the transportation of personnel and light cargo, including food and supplies, to and among production platforms, rigs and other offshore installations. These boats can be chartered together with supply boats as support vessels for drilling or construction operations, and also can be chartered on a stand-alone basis to support the various requirements of offshore production platforms. Crew boats are constructed from aluminum, and as a result generally have useful lives beyond those of steel-hulled supply boats. Crew boats also provide a cost-effective alternative to airborne transportation services, and can operate reliably in virtually all types of weather conditions. Generally, utilization and day rates for crew boats are more stable than those of other types of vessels because crew boats are typically used to provide services for production platforms and construction projects, as well as for exploration and drilling activities. The majority of the Company's crew boats are the larger 120-foot vessels.

  Line Handling Boats. Line handling boats are generally outfitted with special equipment to assist tankers while they are loading from single buoy mooring systems. These vessels support oil off-loading operations from production facilities to tankers and transport supplies and materials to and between deepwater platforms.

 Market Supply and Demand Characteristics

  There has been minimal new construction of offshore supply boats since the early 1980s, resulting in substantial worldwide vessel attrition over the past ten years as vessels have reached the end of their useful lives. The number of offshore supply boats available for service in the Gulf decreased from a peak of approximately 700 in 1985 to approximately 278 in September 1996. During the same period, the number of companies operating supply boats of at least 150 feet in length decreased from approximately 80 to 16. Although vessels may be remobilized to the Gulf from overseas locations by certain of the Company's competitors or converted from alternative uses, management believes that existing U.S. government regulations, mobilization costs and overseas opportunities will limit the number of supply boats that are capable of returning to the Gulf from overseas in the foreseeable future. However, any new construction or redeployment of existing vessels to the Company's markets could increase the levels of competition within this vessel class. Management believes that there are approximately 30 new supply or anchor-handling vessels which have been announced for or, are currently under, construction. Management believes that the majority of these are committed under long-term contracts, principally in support of deep water projects in the Gulf.

  Management estimates that the worldwide fleet of lift boats totals 134 vessels, of which 90 operate in the Gulf. Of these 90 lift boats, only 12 are 160 feet or greater in leg length, two of which are owned by the Company, and there are three lift boats greater than 200 feet in leg length presently under construction.

  Management also estimates that there are presently 32 crew boat operators in the Gulf, with a total fleet of approximately 250 vessels of 100 feet or greater in length. Trico's management believes that there are approximately 14 crew boats greater than 120 feet in length presently under construction.

  While marine support service vessels service existing oil and gas production platforms as well as exploration and development activities, incremental vessel demand depends primarily upon the level of drilling activity, which in turn depends on oil and gas prices. As a result, utilization and day rates generally correlate to oil and gas prices. The Company's operations are concentrated in the Gulf, which is one of the largest natural gas producing areas in the United States. Natural gas currently accounts for approximately 70% of all hydrocarbon production in the Gulf, and as a result, activity in this region is highly dependent upon natural gas prices.

  Offshore exploration and production activity in Brazil is concentrated in the deep water Campos Basin, located 60 to 100 miles from the Brazilian coast. Over 50 fields have been discovered in this Basin, including an estimated 600 producing offshore oil wells. A number of fields in the Campos Basin are being produced using floating production facilities. In addition, exploration activity has expanded south to the Santos Basin and to the northeastern and northern continental shelves. The establishment by the Brazilian government of national requirements for self-sufficiency in oil production should ensure that Petrobras' high level of exploration and production activity will continue. The Brazilian government's intention to allow foreign participation in such exploration and production should also result in additional activity.

BUSINESS STRATEGY

  The Company's strategy is to enhance its position as a leading supplier of marine support services by pursuing acquisition opportunities in the Gulf and selectively diversifying into certain international markets with additional growth potential. The Company implements this strategy by:

  Maintaining a large, diversified fleet. The size and diversity of Trico's fleet enables the Company to provide oil and gas companies operating in the Gulf a broad range of services, including marine support for exploration, development, production, construction, repair operations and platform removal.

  Focusing on the Gulf of Mexico. Trico intends to maintain its current focus on the Gulf. Levels of oil and gas exploration, development and production activities in the Gulf have increased recently as a result of several factors, including: (i) improvements in exploration technologies, such as computer-aided exploration and 3-D seismic, have increased drilling success rates in the region; (ii) improvements in subsea completion and production technologies have led to increased deep water drilling and development; (iii) expansion of the region's production infrastructure has improved the economics of developing smaller oil and gas fields; and (iv) the short reserve life characteristic of Gulf gas production which requires continuous drilling to replace reserves and maintain production. Maintenance, repair and salvage activity related to older production platforms and infrastructure in the shallow areas of the Gulf has also increased, and based on recent increases in applications for permits, the Company also expects continued higher levels of these activities. These higher overall activity levels have led to increased demand for the Company's services and higher overall vessel utilization and day rates in the Gulf.

  Participating in the consolidation of the industry. The number of supply boats available for service in the Gulf decreased from a peak of approximately 700 in 1985 to approximately 275 September 1996. During the same period, the number of companies operating supply boats of at least 150 feet in length decreased from approximately 80 to 16. Trico's management believes that the Company will benefit from the smaller overall supply boat fleet and consolidation of industry competitors. Since the Company's initial public offering in May 1996, the Company has acquired 14 supply boats for $54.6 million, including four supply boats purchased in May 1996 for $11.0 million with a portion of the proceeds of the initial public offering and a total of ten supply boats purchased in two separate transactions in September and October 1996 for $43.6 million. The Company also executed definitive agreements in October 1996 to purchase three additional supply boats for $11.45 million, which management anticipates will be acquired in December 1996. Trico intends to continue to participate in this consolidation by pursuing fleet acquisition opportunities in the Gulf as well as opportunistic purchases of individual vessels.

  The Company also believes that legal, regulatory and economic barriers to entry will limit the number of vessels that are capable of returning to the Gulf from overseas markets. Although vessels may be remobilized to the Gulf from overseas locations by certain of the Company competitors or from alternative uses, management believes that existing U.S. government regulations, mobilization costs and overseas opportunities will limit the number of such vessels for the foreseeable future.

  Reconfiguring and upgrading the fleet. Trico has reconfigured and upgraded the capabilities of its vessel fleet to meet market demands for larger, better equipped vessels. In particular, it has disposed of those vessels it considers to be less profitable such as smaller crew boats, and upgraded certain other vessels. In 1995, the Company completed a $6.0 million capital upgrade program that included (i) lengthening three supply boats from 165 feet to 180 feet and one from 165 feet to 190 feet and enhancing these boats' cargo capacity, (ii) rebuilding a crew boat and (iii) drydocking and refurbishing several other vessels. Substantial downtime was incurred in 1995 from this program, which adversely impacted the Company's results of operations; however, the Company expects that the upgrade will result in higher day rates and utilization for these vessels in the future. In January 1995, Trico also acquired a sixth lift boat to further position the Company to participate in the oil and gas industry's requirement to maintain, repair and salvage the more than 3,000 production platforms in the Gulf. The Company also intends to pursue opportunities to acquire existing vessels and refurbish and expand their capacities to support deep water exploration and development in the Gulf. For example, in March 1996, Trico acquired a 180 foot supply boat, which is being refurbished, lengthened to 220 feet and will be available for service in the beginning of 1997.

  Expanding into selected international markets. While Trico's primary market is the Gulf, the Company seeks to expand into selected international markets which management believes are attractive, long-term markets for the Company's services. As part of this strategy, in March 1996 Trico acquired eight line handling vessels and an operations facility in Brazil and has redeployed its line handling vessel from the Gulf to Brazil. These vessels operate under long-term charters for Petrobras, the Brazilian national oil company, and support the oil offloading operations from production facilities to tankers in the Campos Basin offshore Brazil, including transporting supplies and materials to and between deep water platforms. In addition, Trico was the successful bidder for the contract to build and operate an advanced "small water area twin hull" crew boat (the "SWATH vessel") which will be used to transport up to 250 passengers to offshore platforms for Petrobras under a five year contract. After successful model tank tests, construction on the SWATH vessel began in October 1996 with operations expected to commence at the end of 1997. The Company believes that Brazil presents an attractive long-term market because of the Brazilian government's goal of increasing its offshore oil production and the anticipated participation by foreign companies in its exploration and production activities. The Company intends to pursue other opportunities to expand its operations in this market.

THE COMPANY'S FLEET

  Set forth below is the Company's internal allocation of its charter revenues and charter revenues less direct operating expenses for each of the periods indicated.

                              NINE MONTHS ENDED
                                SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                           ------------------------  ------------------------
                            1996    %    1995    %    1995    %    1994    %
                           ------- ---  ------- ---  ------- ---  ------- ---
                               (UNAUDITED, IN             (UNAUDITED, IN
                                 THOUSANDS)                 THOUSANDS)
CHARTER REVENUES:
  Supply boats............ $20,028  61% $ 9,598  51% $13,868  52% $13,753  47%
  Lift boats..............   5,690  17%   3,722  20%   5,054  19%   5,944  21%
  Crew boats..............   7,136  22%   5,564  29%   7,735  29%   9,198  32%
                           ------- ---  ------- ---  ------- ---  ------- ---
    Total Fleet........... $32,854 100% $18,884 100% $26,657 100% $28,895 100%
                           ======= ===  ======= ===  ======= ===  ======= ===
CHARTER REVENUES LESS
 DIRECT OPERATING
 EXPENSES:(1)
  Supply boats............ $12,532  76% $ 4,272  67% $ 6,599  68% $ 6,570  56%
  Lift boats..............   2,257  14%     868  14%   1,125  12%   2,481  21%
  Crew boats..............   1,751  10%   1,250  19%   1,945  20%   2,679  23%
                           ------- ---  ------- ---  ------- ---  ------- ---
    Total Fleet........... $16,540 100% $ 6,390 100% $ 9,669 100% $11,730 100%
                           ======= ===  ======= ===  ======= ===  ======= ===

--------
(1) Charter revenues less direct vessel labor and other operating expenses and vessel management fees.

  The table set forth below provides information regarding the vessels owned or operated by the Company as of October 31, 1996.

                                                              HORSE
                   SUPPLY VESSELS:                     LENGTH POWER YEAR BUILT
                   ---------------                     ------ ----- ----------
Stones River(1).......................................  220'  3000  1980 (1996)*
Roe River.............................................  211'  4300  1979 (1992)*
Cedar River(2)........................................  195'  2550  1975 (1985)*
Oak River(2)..........................................  195'  4000  1974 (1989)*
York River(3).........................................  192'  2250     1982
Big Horn River........................................  191'  4000     1980
Cane River............................................  190'  2200  1981 (1995)*
Hudson River(2).......................................  190'  2500     1975
James River...........................................  190'  2200  1982 (1988)*
Red River(3)..........................................  187'  2250     1982
Pearl River(3)........................................  187'  2250     1982
Flint River(3)........................................  187'  2250     1982
Buffalo River.........................................  185'  2400  1979 (1994)*
Rain River............................................  185'  2200  1979 (1995)*
Elm River(2)..........................................  185'  3000     1981
Rush River(2).........................................  185'  3000     1980
Miami River...........................................  181'  2200  1977 (1995)*
Savannah River........................................  181'  2200  1977 (1996)*
Maple River(2)........................................  180'  2200     1982
Charles River.........................................  180'  2200     1982
Manatee River.........................................  180'  2200     1977
Powder River..........................................  180'  2200     1982
Southern River........................................  180'  3400  1977 (1995)*
Sun River.............................................  180'  3500  1980 (1991)*

                                                              HORSE
                   SUPPLY VESSELS:                     LENGTH POWER YEAR BUILT
                   ---------------                     ------ ----- ----------
Truckee River.........................................  180'  2200     1980
Wolf River............................................  180'  2200     1983
White River...........................................  180'  3500  1980 (1991)*
Ruby River(2).........................................  180'  2200     1978
Big Blue River(2).....................................  180'  2200     1982
Fall River(2).........................................  170'  2200     1979
Llano River(2)........................................  170'  2200  1977 (1989)*
                                                        LEG   HORSE
                     LIFT BOATS:                       LENGTH POWER YEAR BUILT
                     -----------                       ------ ----- ----------
Gulf Island I.........................................  170'   N/A     1983
Gulf Island VIII......................................  170'   N/A  1985 (1990)*
Gulf Island VII.......................................  145'   N/A     1986
Gulf Island IX........................................  145'   N/A  1982 (1991)*
Power V...............................................  135'   N/A     1986
Gulf Island III.......................................  130'   N/A     1982
                                                              HORSE
                     CREW BOATS:                       LENGTH POWER YEAR BUILT
                     -----------                       ------ ----- ----------
Cimarron River........................................  125'  2700  1980 (1995)*
Battle River..........................................  120'  2700     1979
Colorado River........................................  120'  2700     1978
Concord River.........................................  120'  2700     1977
Firehold River........................................  120'  2700     1979
Fox River.............................................  120'  2293     1980
Green River...........................................  120'  2293     1981
Platte River..........................................  120'  2700     1980
Ramzi River...........................................  120'  2700     1980
Snake River...........................................  120'  2700     1980
Whisky River..........................................  110'  2700     1982
Cumberland River......................................  110'  2700     1980
Wabash River..........................................  105'  2025     1982
Freedom River.........................................  105'  2025     1981
Angelina River........................................  105'  2025     1980
American River........................................  100'  2025     1980
                                                              HORSE
                 LINE HANDLING BOATS:                  LENGTH POWER YEAR BUILT
                 --------------------                  ------ ----- ----------
Silver River..........................................  125'  1500     1978
Red Fox(4)............................................  116'  1200     1980
Alliance Trader(4)....................................  110'  1200     1982
Alliance Tempest(4)...................................  110'  1200     1982
Fernanda M.(4)........................................  110'  1200     1984
Jesse O(4)............................................  110'  1200     1982
Amazon River(4).......................................  110'  1450     1976
Parana River(4).......................................  110'  1450     1976
Islander IV (operated but not owned)..................  110'  1200     1981
Walker I(4)(5)........................................  105'  1350     1977

--------
 * Year of major refurbishment (expenditures in excess of $350,000). Because crew boats have aluminum hulls, major refurbishment is not necessary. In 1995, the Cimarron River crew boat was rebuilt and lengthened from 110 to 125 feet. In 1995 and 1996, four supply boats were refurbished and lengthened.

(1) In March 1996, the Company acquired this 180-foot supply boat, which is being refurbished and lengthened to 220 feet and will be equipped with added bulk capacity. The Company expects the vessel to be available for service in the beginning of 1997.
(2) Acquired by the Company in acquisitions completed in September and October 1996.
(3) Acquired by the Company in May 1996.
(4) Acquired by the Company in March 1996. All line handling boats, except the Islander IV, are located in Brazil and operate under long-term charters with Petrobras.
(5) The Walker I is owned by the Company's affiliate located in Brazil, of which the Company owns a 40% interest.

VESSEL SUPPORT FACILITY

  Trico presently leases a 2.0 acre site for its corporate offices and operating base in Houma, Louisiana. In October 1996, the Company entered into a contract to acquire a 62.5 acre docking and maintenance facility in Houma, Louisiana located on the intercoastal waterway that provides direct access to the Gulf for $1.5 million. The Company is currently in the process of conducting title and environmental due diligence. If the results of this review are satisfactory, the Company will acquire the facility and relocate its Houma operations in the first quarter of 1997.

VESSEL MAINTENANCE

  The Company incurs routine drydock inspection, maintenance and repair costs under U.S. Coast Guard Regulations and to maintain ABS certification for its vessels. In addition to complying with these requirements, the Company has implemented its own comprehensive vessel maintenance program which management believes will help Trico to continue to provide its customers with well maintained, reliable vessels. Every 30 to 60 days, independent mechanics perform a preventive maintenance inspection on the engines in each vessel in the Company's fleet. The Company then uses written reports prepared by such independent mechanics to determine when it is necessary to overhaul a particular engine. In addition, after every 300 to 600 hours of engine use, engine oil samples are analyzed by an outside firm and reviewed by the Company port engineer responsible for maintaining the vessel. Finally, a daily computer-generated record of all services performed on each vessel allows management to recognize and evaluate patterns in a particular engine's performance, as does the written log kept daily by each vessel engineer. The Company incurred approximately $2.1 million in dry-docking and marine inspection costs in 1995 and approximately $1.3 million for the first nine months of 1996. See "--Government Regulation."

CUSTOMERS AND CHARTER TERMS

  The Company has entered into master service agreements with approximately 140 of its customers, including a majority of the major and independent oil companies operating in the Gulf. Substantially all of the Company's charters in the Gulf are short-term contracts (30-60 days) or spot contracts (less than 30 days) and all are cancelable upon short notice. Because of renewals, the stated duration of charters frequently has little relationship to the actual time vessels are chartered to a particular customer. Charters are obtained through competitive bidding or, with certain customers, through negotiation. The percentage of revenues attributable to an individual customer varies from time to time, depending upon the level of oil and gas exploration and development activities undertaken by a particular customer, the availability and suitability of the Company's vessels for the customer's projects, and other factors, many of which are beyond the Company's control. For the fiscal year ended December 31, 1994, approximately 10% of the Company's total revenues were received from Seagull Energy Corporation and for the year ended December 31, 1995, approximately 14% of the Company's total revenues were received from Vastar Resources, Inc. and approximately 11% from Unocal Corporation.

LIFT BOAT MANAGEMENT

  All of the Company's lift boats are managed by Power Offshore, a leading operator of lift boats in the Gulf, pursuant to a management agreement that expires in March 1999. Power Offshore receives a management fee of 10% of the managed lift boats' monthly gross income and is eligible to receive an incentive fee of up to three percent of gross monthly income, based on a percentage of the managed vessels' net operating income. Total management and incentive fees paid to Power Offshore cannot exceed 13% of the lift boats' gross monthly income. The Company is also required to reimburse Power Offshore for all operating expenses relating to the managed lift boats, excluding marketing, general and administrative, and insurance expenses. In addition, Power Offshore has a right of first refusal if the Company intends to sell any of the vessels that are managed by Power Offshore to a third party. The Company presently has no intention of selling any of its lift boats.

COMPETITION

  The Company's business is highly competitive. Competition in the marine support services industry primarily involves factors such as (i) price, service and reputation of vessel operators and crews, (ii) availability of vessels of the type and size needed by the customer and (iii) the quality of equipment. In the Gulf, the Company competes with both large and small companies. Although some of the Company's principal competitors are significantly larger and have significantly greater financial resources than the Company, management believes that Trico's operating capabilities and reputation enable it to compete effectively with other fleets in the markets in which the Company operates. In addition, certain of the Company's competitors are building new specialized supply boats greater than 200 feet in length, crew boats greater than 120 feet in length and lift boats with leg lengths in excess of 200 feet. Continued new construction of these boats by the Company's competitors and redeployment of existing vessels to the Gulf could increase levels of competition within these vessel classes. See "Risk Factors--Competition."

GOVERNMENT REGULATION

  The Company's operations are materially affected by federal, state and local regulation, as well as certain international conventions and private industry organizations. These regulations govern worker health and safety and the manning, construction and operation of vessels. For example, the Company is subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board, the U.S. Customs Service and the Maritime Administration of the U.S. Department of Transportation, as well as private industry organizations such as the American Bureau of Shipping. These organizations establish safety criteria and are authorized to investigate vessel accidents and recommend improved safety standards. See "Risk Factors-- Government Regulation."

  The U.S. Coast Guard regulates and enforces various aspects of marine offshore vessel operations, such as classification, certification, routes, drydocking intervals, manning requirements, tonnage requirements and restrictions, hull and shafting requirements and vessel documentation. Coast Guard regulations require that each of the Company's vessels be drydocked for inspection at least twice within a five year period. Management believes the Company is in compliance in all material respects with all U.S. Coast Guard Regulations.

  Under the Merchant Marine Act of 1920, as amended, the privilege of transporting merchandise or passengers in domestic waters extends only to vessels that are owned by U.S. citizens and are built in and registered under the laws of the U.S. A corporation is not considered a U.S. citizen unless, among other things, no more than 25% of any class of its voting securities are owned by non-U.S. citizens. If Trico should fail to comply with these requirements, during the period of such noncompliance it would not be permitted to continue operating its vessels in U.S. coastwise trade. See "Risk Factors--Limitation on Foreign Ownership of Company Stock" and "Description of Capital Stock--Certain Charter and By-Law Provisions."

ENVIRONMENTAL REGULATIONS

  The Company's operations are subject to a variety of federal and state statutes and regulations regarding the discharge of materials into the environment or otherwise relating to environmental protection. Included among these statutes are the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Outer Continental Shelf Lands Act ("OCSLA") and the Oil Pollution Act of 1990 ("OPA"). See "Risk Factors--Government Regulation."

  The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the U.S., and imposes potential liability for the costs of remediating releases of petroleum and other substances. The Clean Water Act provides for civil, criminal and administrative penalties for any unauthorized discharge of oil and other hazardous substances in reportable quantities and imposes substantial potential liability for the costs of removal and remediation. Many states have laws which are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum in reportable quantities. The Company's vessels routinely transport diesel fuel to offshore rigs and platforms, and also carry diesel fuel for their own use. The Company's supply boats transport bulk chemical materials used in drilling activities, and also transport liquid mud which contains oil and oil by-products. All offshore companies operating in the U.S. are required to have vessel response plans to deal with potential oil spills.

  RCRA regulates the generation, transportation, storage and disposal of onshore hazardous and non-hazardous wastes, and requires states to develop programs to ensure the safe disposal of wastes. The Company generates non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations, and management believes that all of the wastes it generates are handled in compliance with RCRA and analogous state statutes.

  CERCLA contains provisions dealing with remediation of releases of hazardous substances into the environment and imposes strict, joint and several liability for the costs of remediating environmental contamination upon owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of or who arrange for disposal of hazardous substances released at the sites. Although the Company handles hazardous substances in the ordinary course of business, the Company's management is not aware of any hazardous substance contamination for which it may be liable.

  OCSLA provides the federal government with broad discretion in regulating the release of offshore resources of oil and gas production. Because the Company's operations rely on offshore oil and gas exploration and production, if the government were to exercise its authority under OCSLA to restrict the availability of offshore oil and gas leases, such an action could have a material adverse effect on the Company's financial condition and the results of operations.

  OPA contains provisions specifying responsibility for removal costs and damages resulting from discharges of oil into navigable waters or onto the adjoining shorelines. Among other requirements, OPA requires owners and operators of vessels over 300 gross tons to provide the U.S. Coast Guard with evidence of financial responsibility to cover the costs of cleaning up oil spills from such vessels. The Company currently owns and operates 11 vessels over 300 gross tons, for which satisfactory evidence of financial responsibility has been provided to the U.S. Coast Guard.

  Management believes the Company is in compliance in all material respects with all applicable environmental laws and regulations to which it is subject. Moreover, operation of Company vessels in foreign territories, such as the nine line handling vessels which are operating under long-term charters offshore Brazil, are potentially subject to similar regulatory controls concerning environmental protection. Management of the Company believes that compliance with any existing environmental requirements of foreign governmental bodies has not materially affected the Company's capital expenditures, earnings or competitive position.

INSURANCE

  The operation of the Company's vessels is subject to various risks, such as catastrophic marine disaster, adverse weather conditions, mechanical failure, collision and navigation errors, all of which represent a threat to personnel safety and to Company vessels and cargo. The Company maintains insurance coverage against certain of these risks, which management considers to be customary in the industry. Although management believes that the Company's insurance coverage is adequate and the Company has not experienced a loss in excess of its policy limits, there can be no assurance that the Company will be able to maintain adequate insurance at rates which management considers commercially reasonable, nor can there be any assurance such coverage will be adequate to cover all claims that may arise.

LEGAL PROCEEDINGS

  The Company is involved in various legal and other proceedings which are incidental to the conduct of its business. Management believes that none of these proceedings, if adversely determined, would have a material adverse effect on the Company's financial condition, results of operations or cash flow.

EMPLOYEES

  As of October 15, 1996, the Company had approximately 440 employees, including approximately 403 operating personnel and approximately 37 corporate, administrative and management personnel. These employees are not unionized or employed pursuant to any collective bargaining agreement or any similar arrangement. Management believes that the Company's relationship with its employees is satisfactory.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information as of October 15, 1996 with respect to the Company's executive officers and directors.

                NAME                AGE                 POSITION
                ----                ---                 --------
 Thomas E. Fairley................   48 Chairman of the Board, President and
                                         Chief Executive Officer
 Ronald O. Palmer.................   49 Executive Vice President, Director
 Benjamin F. Bailar...............   62 Director
 Carl Ferenbach...................   54 Director
 Garth H. Greimann................   41 Director and Assistant Secretary
 Edward C. Hutcheson, Jr..........   51 Director
 Victor M. Perez..................   43 Vice President, Chief Financial Officer
                                         and Treasurer
 Michael D. Cain..................   47 Vice President--Marketing
 Kenneth W. Bourgeois.............   48 Vice President and Controller

  Thomas E. Fairley, who co-founded Trico Operators with Mr. Palmer in 1980, has been Chairman of the Board and President of the Company since October 1993. From 1978 to 1980, Mr. Fairley served as Vice President of Trans Marine International ("TMI"), an offshore marine service company and wholly-owned subsidiary of GATX Leasing Corporation ("GATX"). From 1975 to 1978, Mr. Fairley served as General Manager of International Logistics, Inc. ("ILI"), a company engaged in the offshore marine industry. For more than five years prior to joining ILI, Mr. Fairley held various positions with Petrol Marine Company, an offshore marine service company.

  Ronald O. Palmer has been a director of the Company since October 1993 and Executive Vice President since February 1995. Mr. Palmer joined with Mr. Fairley in founding Trico Operators in 1980, and served as Vice President, Treasurer, and Chief Financial Officer until February 1995. From 1974 to 1980, Mr. Palmer was employed by GATX Leasing where he was responsible for the marketing of financial leases for industrial and marine equipment in eight southwestern states and all marine activity of TMI in the Gulf.

  Benjamin F. Bailar has been a director of the Company since 1994. Dean Bailar has served as the Dean of the Jones Graduate School of Administration at Rice University since 1987. Dean Bailar is also a director of U.S. Can Corporation, Dana Corporation and Smith International, Inc.

  Carl Ferenbach has been a director of the Company since 1994. He has been a managing director of Berkshire and its predecessor since 1983, and serves as a director of The Wisconsin Central Transportation Corporation, U.S. Can Corporation and Tranz Rail Holdings Limited.

  Garth H. Greimann has been a director of the Company since 1993. Mr. Greimann was a Vice President of Berkshire's predecessor from 1989 through 1993 and has been a managing director of Berkshire and its predecessor since 1994. Prior to joining Berkshire, Mr. Greimann was a Vice President of the First National Bank of Boston. Mr. Greimann also serves as a director of The Profit Recovery Group, Inc.

  Edward C. Hutcheson, Jr. has been a director of the Company since 1994. Mr. Hutcheson serves as President and Chief Executive Officer of Castle Tower Corporation, one of the largest independent owners and operators of communications towers in the U.S. From 1990 to 1993, he was President and Chief Operating Officer of Baroid Corporation, an energy services and equipment provider.

  Victor M. Perez has served as Vice President, Chief Financial Officer and Treasurer of the Company since February 1995. From 1990 to 1995, Mr. Perez served as Senior Vice President--

Corporate Finance of Offshore Pipelines, Inc. Mr. Perez was Vice President-- Investments for Graham Resources, Inc., from August 1987 to October 1990 and from January 1976 to August 1987 served as a Vice President with InterFirst Bank Dallas in its international and energy banking group.

  Michael D. Cain has served as Trico's Vice President--Marketing since February 1993. From 1986 to 1993, Mr. Cain served as Marketing Manager of Trico Operators. Prior to 1986, Mr. Cain served in the same capacity for Seahorse, Inc., an offshore marine services company.

  Kenneth W. Bourgeois has served as Trico's Vice President and Controller since October 1993. Mr. Bourgeois also served as Controller of Trico Operators from December 1981 to October 1993. From 1972 to December 1981, Mr. Bourgeois worked for George Engine Company, Inc., where he held the position of Assistant Controller and subsequently, Director of Internal Auditing. From 1969 to 1972, Mr. Bourgeois was employed by Price Waterhouse & Co. Mr. Bourgeois is a Certified Public Accountant.

  The Company's Certificate and Bylaws provide for the Board of Directors to be divided into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. The terms of the Class I directors, Mr. Palmer and Mr. Greimann, will expire in 1997. The terms of the Class II directors, Mr. Ferenbach and Mr. Hutcheson, will expire in 1998. The terms of the Class III directors, Mr. Fairley and Dean Bailar, will expire in 1999. Each director serves until the end of his term or until his successor is elected and qualified. See "Description of Capital Stock--Certain Charter and Bylaw Provisions--Classified Board of Directors."

DIRECTOR COMPENSATION

  Each director who is not an employee of the Company is paid an annual director's fee of $12,500 plus $500 for each board or committee meeting attended. All directors are reimbursed for reasonable out-of-pocket expenses incurred in attending board and committee meetings.

COMMITTEES

  The Company's Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the Company's annual audit and meets with the Company's independent public accountants to review the Company's internal controls and financial management practices. The current members of the Audit Committee are Dean Bailar and Mr. Greimann.

  The Compensation Committee recommends to the Board of Directors compensation for the Company's key employees, administers the Company's stock incentive plans and performs such other functions as may be prescribed by the Board of Directors. The current members of the Compensation Committee are Messrs. Ferenbach and Hutcheson.

EXECUTIVE COMPENSATION

  The following table summarizes the compensation that the Company paid to its Chief Executive Officer and each of its most highly compensated executive officers for the year ended December 31, 1995. No other employee of the Company earned more than $100,000 in 1995.

                          SUMMARY COMPENSATION TABLE

                                                       LONG-TERM
                                                      COMPENSATION
                                                         AWARDS
                                                      ------------
                                                         NO. OF
                           1995 ANNUAL COMPENSATION      SHARES
                          ---------------------------  UNDERLYING
        NAME AND                         OTHER ANNUAL   OPTIONS     ALL OTHER
   PRINCIPAL POSITION      SALARY  BONUS COMPENSATION   GRANTED    COMPENSATION
   ------------------     -------- ----- ------------ ------------ ------------
Thomas E. Fairley
President and Chief
 Executive Officer....... $150,000   --     $3,750(2)        --         --
Ronald O. Palmer
 Executive Vice
 President...............  150,000   --      3,750(2)        --         --
Victor M. Perez
 Vice President, Chief
 Financial Officer and
 Treasurer(1)............  123,750   --         --      151,265         --

--------
(1) Mr. Perez joined the Company in February 1995.
(2) Represents contributions to the Company's 401(k) Plan.

STOCK INCENTIVE PLANS

  1996 Stock Incentive Plan. In April 1996, the Company adopted the 1996 Stock Incentive Plan (the "1996 Plan") to provide long-term incentives to its key employees, including officers and directors who are employees of the Company (the "Eligible Employees"). Under the 1996 Plan, which is administered by the Compensation Committee of the Board of Directors, the Company may grant Eligible Employees incentive stock options, non-qualified stock options, restricted stock, stock awards or any combination thereof (the "Incentives"). The Compensation Committee will establish the exercise price of any stock options granted under the Incentive Plan, provided that the exercise price may not be less than the fair market value of the Common Stock on the date of grant. The option exercise price may be paid in cash, in Common Stock held for at least six months, in a combination of cash and Common Stock, or through a broker-assisted exercise arrangement approved by the Compensation Committee.

  A total of 200,000 shares of Common Stock are available for issuance under the 1996 Plan. Incentives with respect to no more than 50,000 shares of Common Stock may be granted to any single Eligible Employee in one calendar year. Proportionate adjustments will be made to the number of shares subject to the 1996 Plan, including the shares subject to outstanding Incentives, in the event of any recapitalization, stock dividend, stock split, combination of shares or other change in the Common Stock. In the event of such adjustments, the purchase price of any outstanding option will be adjusted as and to the extent appropriate, in the reasonable discretion of the Compensation Committee, to provide participants with the same relative rights before and after such adjustment.

  All outstanding Incentives will automatically become exercisable and fully vested and all performance criteria will be deemed to be waived by the Company upon (a) a reorganization, merger or consolidation of the Company in which the Company is not the surviving entity, (b) the sale of all or substantially all of the assets of the Company, (c) a liquidation or dissolution of the Company,
(d) a person or group of persons, other than Berkshire and any employee benefit plan of the Company, becoming the beneficial owner of 30% or more of the Company's voting stock or
(e) the replacement of a majority of the Board in a contested election (a "Significant Transaction"). The Committee also has the authority to take several actions regarding outstanding Incentives upon the occurrence of a Significant Transaction, including requiring that outstanding options remain exercisable only for a limited time, providing for mandatory conversion of outstanding options in exchange for either a cash payment or Common Stock, making equitable adjustments to Incentives or providing that outstanding options will become options relating to securities to which a participant would have been entitled in connection with the Significant Transaction if the options had been exercised.

  As of the date of the Prospectus, options to purchase 110,500 shares of Common Stock have been granted under the 1996 Plan to employees of the Company, including currently exercisable options to purchase 10,000 shares to each of Messrs. Fairley, Palmer and Perez that have a ten-year term and an exercise price of $16.00 per share.

  1993 Stock Option Plan. The Company's 1993 Stock Option Plan was adopted in October 1993 (the "1993 Plan") and provides for the granting of "incentive stock options," as such term is defined in Section 422 of the Internal Revenue Code, and nonqualified stock options, each in such amounts, on such terms, and to such Company employees as the Compensation Committee may determine. A total of 727,509 shares are reserved for issuance pursuant to the 1993 Plan.

  All options are nontransferable other than by will or pursuant to the laws of descent and distribution. Options are exercisable only while the optionee is employed by the Company (or under certain circumstances for a short time thereafter). If an optionee becomes disabled or dies while employed by the Company the option is exercisable prior to the last day of the twelfth month following the date of termination of such optionee's employment. Any option which is exercisable following termination of employment is exercisable only to the extent that such option was exercisable on the termination date. All options granted under the 1993 Plan expire ten years from the date of grant and have an exercise price equal to the fair market value of the Common Stock at the date of grant.

  As of the date of the Prospectus, options to purchase 727,509 shares of Common Stock have been granted under the 1993 Plan, including options to purchase 252,107 shares to Mr. Fairley, 252,107 shares to Mr. Palmer and 151,265 shares to Mr. Perez. All of the options granted as of the date of the Prospectus under the 1993 Plan are currently exercisable, have a ten year term and an exercise price of $1.82 per share.

NONCOMPETITION, NONDISCLOSURE AND SEVERANCE AGREEMENTS

  All officers of the Company serve at the discretion of the Company's Board of Directors. However, the Company entered into Noncompetition, Nondisclosure and Severance Agreements with certain members of senior management which generally provide that such officers shall not, during the period of their employment with the Company and for one year thereafter, engage in any capacity in a business substantially similar to that of the Company, request or cause any Company customer to cancel or terminate any business relationship with the Company or attempt to persuade any Company employee or consultant to terminate his, her or its relationship with the Company. These agreements also prohibit the disclosure of confidential information and provide severance benefits under certain circumstances. If the officer's employment is terminated for any reason other than cause, defined as (i) a conviction or a plea of nolo contendere to a felony, (ii) gross negligence in the performance of the officer's duties, continuing after the officer's receipt of notice of such gross negligence from the Company, (iii) a material violation of the noncompetition, nondisclosure and severance agreement or (iv) gross misconduct on the officer's part that is injurious to the Company, he will receive one year's salary, any cash bonus still payable from the year preceding the officer's termination and any non-cash benefits that he received prior to termination. The officer will receive the same severance package in the event of a change in control that is not initiated by someone who is or has been an employee of the Company. In the case of a change in control initiated by a present or past Trico employee, the officer has the option either to receive the severance package or continue in his position with the Company.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

  In accordance with the Delaware General Corporation Law, the Company's Certificate of Incorporation (the "Certificate") contains provisions eliminating the personal liability of the directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. By virtue of these provisions, under current Delaware law a director of the Company will not be personally liable for monetary damages for a breach of his or her fiduciary duty except for liability for (a) a breach of his or her duty of loyalty to the Company or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which he or she receives an improper personal benefit. In addition, the Certificate provides that if Delaware law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by Delaware law, as amended. These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers, and limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

  As a result of the inclusion of such provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, even though it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct. These provisions may have the effect of reducing the likelihood of derivative litigation against directors that might have benefitted the Company.

  The Company believes that such provisions are necessary to attract and retain qualified individuals to serve as directors. In addition, such provisions will allow directors to perform their duties in good faith without concern for the application of monetary liability on a retrospective basis in the event that a court determines their conduct to have been negligent or grossly negligent.

  The Company's Bylaws require the Company to indemnify its officers and directors against expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by or in the right of the Company, to which they were made parties by reason of being or having been officers or directors.

  In addition, each of the Company's directors has entered into an indemnity agreement that provides that the Company will indemnify the directors against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director by reason of his position as a director; provided that the director meets certain standards of conduct for claims that (i) have been successfully defended or (ii) two impartial directors have determined with respect to the conduct giving rise to such claim, that the officer or director acted in good faith. No indemnification may be made, however, for claims in which the officer or director has been adjudicated in a final judgment to be liable to the Company except to the extent that the court finds indemnification to be proper.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth as of October 31, 1996 certain information regarding beneficial ownership of the Common Stock by (i) each director of the Company, (ii) each of the Company's executive officers, (iii) all of the Company's directors and executive officers as a group and (iv) the Selling Stockholders. Unless otherwise indicated, the Company believes that the stockholders listed below have sole investment and voting power with respect to their shares based on information furnished to the Company by such owners.

                               SHARES                            SHARES
                            BENEFICIALLY                      BENEFICIALLY
                           OWNED PRIOR TO                      OWNED AFTER
                             OFFERING(2)                       OFFERING(2)(3)
                          --------------------              --------------------
   NAME OF BENEFICIAL                          SHARES TO
        OWNER(1)           NUMBER      PERCENT  BE SOLD      NUMBER      PERCENT
   ------------------     ---------    ------- ---------    ---------    -------
Berkshire Fund III, A
 Limited Partnership....  1,961,762     28.7%  1,636,532      325,230      4.2%
Thomas E. Fairley.......    356,949(4)   5.0%     71,398      276,689(4)   3.5%
Ronald O. Palmer........    356,949(4)   5.0%     71,398      276,689(4)   3.5%
Benjamin F. Bailar......     23,032        *       6,032       17,000        *
Carl Ferenbach..........  2,081,232(5)  30.5%  1,703,500(5)   377,732(5)   4.9%
Garth H. Greimann.......  2,081,232(6)  30.5%  1,703,500(6)   377,732(6)   4.9%
Edward C. Hutcheson,
 Jr.....................     23,032        *      12,532       10,500        *
Victor M. Perez.........    167,009(7)   2.4%     33,410      133,599(7)   1.7%
Michael D. Cain.........     29,317(8)     *       5,865       23,452(8)     *
Kenneth W. Bourgeois....     29,317(8)     *       5,865       23,452(8)     *
Bradley M. Bloom........     16,462        *      13,733        2,729        *
Caroline M. Clifford
 Present Interest Trust.      5,488        *       4,578          910        *
Catherine K. Clifford
 Present Interest Trust.      5,488        *       4,578          910        *
John C. Clifford Present
 Interest Trust.........      5,485        *       4,576          909        *
Russell L. Epker........     16,462        *      13,733        2,729        *
Richard K. Lubin
 Daughters' Trusts......     16,458        *      13,730        2,728        *
Kevin T. Callaghan......      6,141        *       5,123        1,018        *
Jane Brock-Wilson.......      6,141        *       5,123        1,018        *
Robert J. Small.........        717        *         598          119        *
Ian K. Loring...........        717        *         598          119        *
Ross M. Jones...........        717        *         598          119        *
All directors and
 executive officers as a
 group (9 persons)......  3,049,113(9)  40.4%  1,910,000(9) 1,139,113(9)  13.5%

--------
 * Less than one percent
(1) The address of Berkshire Fund III, A Limited Partnership, Mr. Ferenbach and Mr. Greimann is c/o Berkshire Partners LLC, One Boston Place, Boston, Massachusetts 02108. The address of Mr. Fairley is c/o Trico Marine Services, Inc., 610 Palm Street, Houma, Louisiana 70364. The address of Mr. Palmer is c/o Trico Marine Services, Inc., 2401 Fountainview, Suite 626, Houston, Texas 77057.
(2) Shares subject to options exercisable within 60 days of September 30, 1996 are deemed outstanding for computing the percentage of Common Stock owned by a person holding such options and for the percentage owned by all directors and executive officers as a group but are not deemed outstanding for computing the ownership percentage of any other person.
(3) The difference reflected in the table above from the amounts shown as being owned prior to the Offering is attributable solely to shares of Common Stock that will be sold by the Selling Stockholders in the Offering. Messrs. Fairley, Palmer, Perez, Bourgeois, Cain and Bailar have agreed to sell, collectively, the first 75,000 shares of Common Stock required to cover over-allotments, if any. Berkshire has agreed to sell up to the remaining 338,538 shares to cover over-allotments, if any.

(4) Includes options to purchase 262,107 shares which are currently exercisable, and 17,724 shares owned by Trico Nautical, Inc., a corporation controlled by Messrs. Fairley and Palmer. The shares owned by Trico Nautical, Inc. will be sold in the Offering.
(5) Includes 1,961,762 and 325,230 shares, respectively, which may be deemed to be beneficially owned by Mr. Ferenbach as a result of his relationship with Berkshire Fund III, A Limited Partnership, and 90,904 and 23,936 shares, respectively, held by Berkshire affiliates from whom Mr. Ferenbach has a power of attorney with respect to such shares. Mr. Ferenbach disclaims beneficial ownership of such shares. All shares listed under "Shares to be Sold" include only such shares to which Mr. Ferenbach disclaims beneficial ownership.
(6) Includes 1,961,762 and 325,230 shares, respectively, which may be deemed to be beneficially owned by Mr. Greimann as a result of his relationship with Berkshire Fund III, A Limited Partnership and 108,842 and 41,874 shares, respectively, held by Berkshire affiliates from whom Mr. Greimann has a power of attorney with respect to such shares. Mr. Greimann disclaims beneficial ownership of such shares. All shares listed under "Shares to be Sold" include only such shares to which Mr. Greimann disclaims beneficial ownership.
(7) Includes currently exercisable options to purchase 161,265 shares before the Offering and currently exercisable options to purchase 133,599 shares after the Offering.
(8) Includes currently exercisable options to purchase 24,406 shares before the Offering and currently exercisable options to purchase 23,452 shares after the Offering.
(9) Includes 2,042,038 and 338,538 shares respectively, which may be deemed to be beneficially owned by certain directors as a result of their relationship with Berkshire. Beneficial ownership of such shares is disclaimed. All shares listed under "Shares to be Sold" are such shares. Also includes currently exercisable options to purchase 734,291 shares before the Offering and currently exercisable options to purchase 704,717 after the Offering.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT AGREEMENT

  On October 29, 1993, the Company entered into a management agreement with Berkshire pursuant to which the Company paid a monthly fee of $16,666 and reimbursed Berkshire for its out of pocket expenses in exchange for management and other consulting services rendered by Berkshire in the areas of financial and strategic corporate planning. In addition, pursuant to the management agreement, Berkshire received a financial advisory fee of $370,000 in October 1993. Upon consummation of the Company's initial public offering in May 1996, the management agreement was terminated, and the Company is no longer required to pay the monthly fee.

STOCKHOLDER NOTES

  The Company issued approximately $10.8 million in aggregate principal amount of its 9% subordinated notes to those shareholders who purchased Common Stock prior to the initial public offering (the "Initial Shareholders") in amounts proportionate to such stockholders' equity investment in the Company, of which $9,445,171 was issued to Berkshire Fund III, A Limited Partnership, $226,700 to Trico Nautical Inc., a corporation owned by Messrs. Fairley and Palmer, $112,490 to each of Messrs. Fairley and Palmer, $79,391 to Mr. Ferenbach, $66,665 to each of Messrs. Bailar and Hutcheson, $29,538 to Mr. Greimann, $16,667 to Mr. Perez and $12,900 to each of Messrs. Cain and Bourgeois. Interest on the 9% subordinated notes was payable semiannually in additional 9% subordinated notes equal to 100% of the aggregate amount of interest due. As a result, the Company had approximately $13.5 million principal amount of 9% subordinated notes outstanding at the time of the Company's initial public offering.

  The Company repaid approximately $6.0 million of indebtedness under its 9% subordinated notes owned by Berkshire with proceeds from the Company's initial public offering. All of the approximately $7.5 million of indebtedness that remained under the 9% subordinated notes was exchanged for a number of shares of Common Stock equal to such amount divided by the initial public offering price per share. Berkshire received 409,324 of the 467,613 shares issued upon the conversion of the 9% subordinated notes.

SHAREHOLDERS AGREEMENT

  The Company has entered into an agreement (the "Shareholders Agreement") with all of the Initial Shareholders, pursuant to which such holders have limited rights to require the Company to register such shares under the Securities Act. Under the Shareholders Agreement, Berkshire is entitled to two demand registration rights, upon the request of holders of at least 50% of the stock held by Berkshire; provided that Berkshire agrees to register at least $10 million worth of Common Stock in such offering. If Berkshire makes such a demand, all other Initial Shareholders are entitled to include their shares in such registration.

  If the Company proposes to register any Common Stock under the Securities Act in connection with a public offering, all of the Initial Shareholders, including Berkshire, may require the Company to include all or a portion of the holder's shares issued prior to the initial public offering. The Company has agreed to pay all the expenses of any registration under the Shareholders Agreement, other than underwriters' discounts and commissions. In accordance with the terms of the Shareholders Agreement, the Company will pay all expenses of the Selling Stockholders in connection with the Offering except underwriting discounts and commissions.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 15 million shares of common stock, $.01 par value per share (the "Common Stock"), and 5 million shares of preferred stock, $.01 par value per share, issuable in series (the "Preferred Stock"). As of November 20, 1996, 6,823,845 shares of Common Stock were outstanding and held by approximately 37 holders of record, and no shares of Preferred Stock were outstanding. The following description of the capital stock of the Company is qualified in its entirety by reference to the Company's Certificate of Incorporation (the "Certificate") and Bylaws, copies of which are filed or incorporated by reference as exhibits to the registration statement of which this Prospectus forms a part.

COMMON STOCK

  Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record on all matters on which stockholders are entitled to vote; stockholders may not cumulate votes for the election of directors. Subject to any preferences accorded to the holders of the Preferred Stock, if and when issued by the Board of Directors, holders of Common Stock are entitled to dividends at such times and in such amounts as the Board of Directors may determine. The Company has never paid cash dividends on its Common Stock and does not intend to pay dividends for the foreseeable future. In addition, the Company's credit arrangements contain provisions which prohibit the Company from paying dividends on its Common Stock. See "Risk Factors--Dividends." Upon the dissolution, liquidation or winding up of the Company, after payment of debts, expenses and the liquidation preference plus any accrued dividends on any outstanding shares of Preferred Stock, the holders of Common Stock will be entitled to receive all remaining assets of the Company ratably in proportion to the number of shares held by them. Holders of Common Stock have no preemptive, subscription or conversion rights and are not subject to further calls or assessments, or rights of redemption by the Company. The outstanding shares of Common Stock are, and the shares of Common Stock being sold in the Offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors has the authority, without approval of the stockholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rights, the redemption price, if any, the terms of a sinking fund, if any, the amount payable in the event of any voluntary liquidation, dissolution or winding up of the affairs of the Company, conversion rights, if any, and voting powers, if any.

  One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or make more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, the Company's Certificate grants the Board of Directors broad power to establish the rights and preferences of the authorized and unissued Preferred Stock, one or more series of which could be issued entitling holders (i) to vote separately as a class on any proposed merger or consolidation, (ii) to cast a proportionately larger vote together with the Common Stock on any such transaction or for all purposes, (iii) to elect directors having terms of office or voting rights greater than those of other directors, (iv) to convert Preferred Stock into a greater number of shares of Common Stock or other securities, (v) to demand redemption at a specified price under prescribed circumstances related to a change of control or (vi) to exercise other rights designated to impede a takeover. The issuance of shares of Preferred Stock pursuant to the Board of Directors' authority described above may adversely effect the rights of holders of the Common Stock.

  In addition, certain other charter provisions that are described below may have the effect of either alone, in combination with each other, or with the existence of authorized but unissued capital stock of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Classified Board of Directors. The Company's Certificate and Bylaws divide the members of the Board of Directors into three classes of directors with each class to be as nearly equal in number of directors as possible, serving staggered three-year terms. See "Management--Executive Officers and Directors."

  Size of the Board of Directors; Removal of Directors; Filing of Vacancies on the Board of Directors. The Company's Certificate and Bylaws provide that the number of directors shall be fixed from time to time by the Board of Directors, but shall not be fewer than the number required by Delaware law. Under the Company's Certificate, a vote of 80% of the outstanding shares of capital stock entitled to vote generally in an election of directors (the "Voting Stock") is required to remove a director, and a director may only be so removed for cause involving fraud or a violation of the duty of loyalty as determined by a final judgment of a court of competent jurisdiction. The Company's Certificate and Bylaws also provide that a newly created directorship resulting from an increase in the number of directors may be filled by the Board of Directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause may be filled only by the affirmative vote of both (a) a majority of the remaining directors then in office and (b) a majority of all Continuing Directors (as defined below), voting as a separate group. In addition, these provisions specify that any director elected to fill a vacancy on the Board of Directors will serve for the remainder of the full term of the class of directors in which the new directorship was created or in which the vacancy occurred.

  Stockholder Action by Unanimous Consent. Under Delaware law, unless a corporation's certificate of incorporation specifies otherwise, most action that could be taken by its stockholders at an annual or special meeting may be taken, instead, without a meeting and without notice to or a vote of other stockholders, if a consent in writing is signed by holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. The Company's Certificate provides that stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous written consent. As a result, stockholders may not act upon any matter except at a duly called meeting or by unanimous written consent.

  Amendment of the Bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders; however, a corporation may in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. The Company's Certificate and Bylaws grant the Board of Directors the power to adopt, amend and repeal the Bylaws at any regular or special meeting of the Board of Directors but only upon the affirmative vote of both (i) a majority of the directors then in office and (ii) a majority of the Continuing Directors, voting as a separate group. The Company's stockholders may adopt, amend or repeal the Bylaws but only at any regular or special meeting of stockholders by an affirmative vote of 80% of the Voting Stock.

  Advance Notice of Stockholder Nominations and Stockholder Business. The Company's Bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders' meeting only if such stockholder has been, for at least one year, the beneficial owner of at least 1% of Voting Stock and only if written notice of such intent to nominate or bring business before a meeting is given as described below.

  The notice from a stockholder intending to nominate a person for election as a director or to propose other matters at a stockholders' meeting must be furnished to the Company's Secretary not more than 270 days and not less than 60 days in advance of the first anniversary of the preceding year's annual stockholders' meeting, subject to certain exceptions applicable principally to special meetings. In addition, the notice must contain information, including the name, age and address of the stockholder proposing such action and any persons acting in concert with such stockholder, the number of shares of Voting Stock held by the stockholder and the dates such stock was acquired, and a representation by such stockholder that he or she is a holder of record of the Company's capital stock and intends to appear at the meeting in person and make the nomination or bring up the specified matter.

  In the case of nominations for directors, the notice must also include (i) the name, age, address and principal occupation of each nominee, (ii) a description of all arrangements between the nominating stockholder and each nominee, (iii) other information required to be included in a proxy statement pursuant to the proxy rules of the Securities and Exchange Commission and (iv) the consent of each nominee to serve as a director of the Company if elected and an affidavit of each such nominee certifying that such nominee meets the qualifications necessary to serve as a director of the Company. In the case of other proposed business, the notice must set forth a brief description of the business, the reasons for conducting such business at the meeting and any material interest of the stockholder therein. The Chairman of the stockholders' meeting will have the power to disregard any nomination or other matter that fails to comply with these procedures. In addition, the Company's Secretary may require any stockholders submitting a notice of intent to make a nomination or bring up other business to furnish such documentary information as may be necessary to determine that such stockholder has been for at least one year the beneficial owner of at least 1% of the Voting Stock.

  With respect to any proposal by a stockholder to bring before a meeting any matter other than the nomination of directors, the Company's Bylaws provide that the Company may disregard proposals that (i) are substantially duplicative of a prior-received proposal to be voted upon at an upcoming meeting, (ii) deal with substantially the same subject matter as a prior proposal that was voted upon within the preceding five years and that failed to receive affirmative votes in excess of certain specified levels, which range, depending on the circumstances, between 3% and 10% or (iii) in the judgment of the Board of Directors, are not proper subjects for action by stockholders under Delaware law.

  Amendment of Certain Provisions of the Certificate of Incorporation. Under Delaware law, unless the certificate of incorporation specifies otherwise, a corporation's certificate of incorporation may be amended by the affirmative vote of the majority of the stockholders. The Company's Certificate requires the affirmative vote of 80% of the Voting Stock to amend, alter or repeal certain provisions of the Certificate regarding (i) stockholder unanimous written consents, (ii) the classification, filling of vacancies and removal of members of the Board of Directors, (iii) the limitation of liability of directors, (iv) business combinations and (v) amendments to the Certificate and the Bylaws.

  Special Meetings of the Stockholders. The Company's Bylaws permit the stockholders to call special meetings of the stockholders only upon the written request to the Company's Secretary of the beneficial owners of at least 25% of the outstanding Voting Stock. This provision requires the request to set forth a brief description of the action proposed to be taken at such special meeting and the reasons for the action, the name and address of each beneficial owner composing the group making the request, any material interest that each such person making the request may have in the matter, the number of shares of Voting Stock of which each such person is the beneficial owner and the dates upon which each person acquired his or her stock, a representation that at least one such beneficial owner or a representative thereof intends to appear in person at such meeting to propose the action specified in the request and, if the proposed action includes a proposal to amend the Company's Certificate or Bylaws, the language of the proposed amendment. The Secretary may require any person or persons submitting a request to furnish documentary support of the claim that the person or persons as a group beneficially owns at least 25% of the outstanding Voting Stock. The Secretary may also refuse to call a special meeting unless the request is made in compliance with the foregoing procedures.

  Business Combinations. Delaware law provides that a merger, sale of substantially all of the assets or dissolution of a company requires the approval of the holders of a majority of the outstanding capital stock. Pursuant to the Company's Certificate, if one of these transactions or certain issuances, reclassifications or other transactions affecting the Company's capital stock involves an Interested Stockholder (as defined below), the transaction must be approved (i) by a majority of both the directors then in office and a majority of the Continuing Directors (as defined below), voting as a separate group and (ii) by the affirmative vote of (A) the holders of 80% of the Voting Stock, voting together as a single class, and (B) 75% of the Voting Stock other than Voting Stock beneficially owned by the Interested Stockholder. An Interested Stockholder is any person who (i) is a beneficial owner of 10% of the Voting Stock or (ii) is an affiliate of the Company and, at any time within two years prior to the date in question, was a beneficial owner of 10% or more of the then outstanding Voting Stock, other than the Company or its subsidiaries, or any person owning any shares of the capital stock of the Company as of the date of filing of the Company's Certificate and any person whose beneficial ownership of any capital of the Company arises solely as a result of a trusteeship or a custodial relationship with any employee stock ownership or other employee benefit plan of the Company. A Continuing Director is any member of the Board of Directors who is not an Interested Stockholder or an affiliate thereof and (i) was a director prior to the time the Interested Stockholder became an Interested Stockholder or (ii) was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors was present. In the absence of an Interested Stockholder, the Continuing Directors shall mean all the directors then in office.

  This additional voting requirement does not apply if the transaction has been approved by a majority of the Continuing Directors, or if all of the following conditions have been met: (i) the aggregate amount of consideration received per share by the holders meet certain "fair price" criteria, (ii) prior to the consummation of the transaction (a) there has been no failure to declare or pay dividends on any outstanding Preferred Stock or Common Stock,
(b) the Interested Stockholder has not received the benefits (except proportionately as a stockholder) of any loans, advances or other financial assistance or tax advantages provided by the Company, and (c) the Interested Stockholder has not caused any material change in the Company's equity capital structure and (iii) the Interested Stockholder has not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction that resulted in such Interested Stockholder becoming an Interested Stockholder or as a result of a pro rata stock dividend.

  The Company is also subject to Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder, defined to include, among others, any person other than such corporation and any of its majority-owned subsidiaries who own 15% or more of any class or series of stock entitled to vote generally in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

  The provisions described above may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions will tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

  Limitations on Foreign Ownership of Company Stock. The Company's Certificate contains provisions designed to assure that not more than 24% of its outstanding shares of Common Stock are owned by persons who are not U.S. citizens. The Certificate provides that any transfer or purported transfer of shares of Common Stock that would result in the ownership by persons who are not U.S. citizens of more than 24% of the then outstanding shares of Common Stock will not become effective against the Company and the Company has the power to deny voting and dividend rights with respect to such shares and, at its option, to redeem such shares.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Chemical Mellon Shareholder Services, L.L.C.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, each of the Underwriters named below, and each of the Underwriters for whom Schroder Wertheim & Co. Incorporated, Raymond James & Associates, Inc. and Simmons & Company International are acting as Representatives (the "Representatives") has severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 2,760,000 shares of Common Stock at the price to public less the underwriting discounts set forth on the cover page of this Prospectus, in the amounts set forth below opposite their respective names.

                                                                     NUMBER OF
                                                                    SHARES TO BE
    UNDERWRITERS                                                     PURCHASED
    ------------                                                    ------------
Schroder Wertheim & Co. Incorporated...............................    727,000
Raymond James & Associates, Inc....................................    726,000
Simmons & Company International....................................    726,000
CS First Boston Corporation........................................     63,000
Dillon, Read & Co. Inc. ...........................................     63,000
Donaldson, Lufkin & Jenrette Securities Corporation................     63,000
Lehman Brothers Inc. ..............................................     63,000
Morgan Stanley & Co. Incorporated..................................     63,000
Salomon Brothers Inc ..............................................     63,000
Smith Barney Inc. .................................................     63,000
Jeffries & Company.................................................     35,000
Johnson Rice & Company L.L.C. .....................................     35,000
Rauscher Pierce Refsnes, Inc. .....................................     35,000
Southcoast Capital Corporation ....................................     35,000
                                                                     ---------
    Total..........................................................  2,760,000
                                                                     =========

  The Underwriting Agreement provides that the Underwriters' obligation to pay for and accept delivery of the shares of Common Stock offered hereby is subject to certain conditions precedent and that the Underwriters will be obligated to purchase all such shares, excluding shares covered by the over-allotment option, if any are purchased. The Underwriters have informed the Company that no sales of Common Stock will be confirmed to discretionary accounts.

  The Company has been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price, less a concession not in excess of $1.23 share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other brokers and dealers. After the Offering, the public offering price, the concession and reallowances to dealers and other selling terms may be changed by the Underwriters.

  The Selling Stockholders have granted to the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to 413,538 additional shares of Common Stock to cover overallotments, if any, at the same price per share to be paid by the Underwriters for the other shares of Common Stock offered hereby. If the Underwriters purchase any such additional shares pursuant to the overallotment option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's initial commitment.

  The Company, its directors and executive officers, and certain stockholders who will beneficially own an aggregate of 1,139,113 shares of the Common Stock outstanding after the Offering (including shares issuable upon currently exercisable options) have agreed with the Representatives, for a period of 120 days after the date of this Prospectus, not to issue, sell, offer to sell, grant any options for the sale of, or otherwise dispose of any shares of Common Stock or any rights to purchase shares of Common Stock (other than stock issued or options granted pursuant to the Company's stock incentive plans and stock sold pursuant to the exercise of the option granted to the Underwriters to cover over-allotments), without the prior written consent of Schroder Wertheim & Co. Incorporated.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the sale of the Common Stock, including liabilities arising under the Securities Act, and to contribute to payments that the Underwriters may be required to make with respect thereto.

  In connection with the Offering, certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

                          NOTICE TO ONTARIO RESIDENTS

  The distribution of the shares of Common Stock in the Province of Ontario, Canada is being made only on a private placement basis and is exempt from the requirement that the Company prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the shares of Common Stock must be made in accordance with applicable securities laws, which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Purchasers are advised to seek legal advice prior to any resale of the shares of Common Stock.

  Each Ontario purchaser who receives a purchase confirmation regarding the purchase of shares of Common Stock will be deemed to represent to the Company and to the dealer from whom such confirmation is received that such purchaser is entitled under applicable Ontario securities laws to purchase such shares of Common Stock without the benefit of a prospectus qualified under such securities law.

  Ontario purchasers of shares of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of Common Stock in their particular circumstances and with respect to the eligibility of the shares of Common Stock for investment by the purchaser under relevant Canadian legislation.

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recision or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Vinson & Elkins L.L.P., Houston, Texas, will pass upon certain legal matters for the Underwriters.

                                    EXPERTS

  The consolidated balance sheet as of December 31, 1995 and 1994 and the consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994 and the period from October 29, 1993 to December 31, 1993 of the Company and the statement of revenues less direct operating expenses for the period January 1, 1993 through October 28, 1993 of the Acquired Vessels included in this Prospectus, and related financial statement schedule have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission at the following locations: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
CONSOLIDATED FINANCIAL STATEMENTS:
 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES AND THE ACQUIRED VESSELS
Report of Independent Accountants.........................................   F-2
Consolidated Balance Sheet at December 31, 1995 and 1994..................   F-3
Consolidated Statement of Operations for the years ended December 31, 1995
 and 1994 and the period October 29, 1993 through December 31, 1993.......   F-4
Statement of Revenues less Direct Operating Expenses of the Acquired
 Vessels for the period
 January 1, 1993 through October 28, 1993.................................   F-4
Consolidated Statement of Stockholders' Equity for the years ended
 December 31, 1995 and 1994 and the period October 29, 1993 through
 December 31, 1993........................................................   F-5
Consolidated Statement of Cash Flows for the years ended December 31, 1995
 and 1994 and the period October 29, 1993 through December 31, 1993.......   F-6
Notes to Consolidated Financial Statements................................   F-7
CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES
Consolidated Balance Sheet at September 30, 1996 and December 31, 1995....  F-17
Consolidated Statement of Operations for the three and nine months ended
 September 30, 1996 and 1995..............................................  F-18
Consolidated Statement of Cash Flows for the nine months ended September
 30, 1996 and 1995........................................................  F-19
Notes to Consolidated Financial Statements................................  F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Trico Marine Services, Inc.:

We have audited the accompanying consolidated balance sheet of Trico Marine Services, Inc. and Subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1994 and the period October 29, 1993 through December 31, 1993, and the statement of revenues less direct operating expenses of the fleet of forty-nine vessels acquired by Trico Marine Services, Inc. ("Acquired Vessels") as more fully described in Note 1 for the period January 1, 1993 through October 28, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statement of revenues less direct operating expenses of the Acquired Vessels was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-1 of Trico Marine Services, Inc.) as described in Note 1 and are not intended to be a complete presentation of the results of operations for the Acquired Vessels.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trico Marine Services, Inc. and Subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994 and the period October 29, 1993 through December 31, 1993, and the revenues less direct operating expenses of the Acquired Vessels for the period January 1, 1993 through October 28, 1993, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

New Orleans, Louisiana
March 27, 1996, except for
Note 14 as to which the date is
April 29, 1996

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                           DECEMBER 31, 1995 AND 1994

                             (DOLLARS IN THOUSANDS)

                           ASSETS                             1995     1994
                           ------                            -------  -------
Current assets:
  Cash and cash equivalents................................. $ 1,117  $ 1,770
  Accounts receivable, net..................................   7,417    7,747
  Prepaid expenses and other current assets.................     156      241
                                                             -------  -------
    Total current assets....................................   8,690    9,758
                                                             -------  -------
Property and equipment, at cost:
  Marine vessels............................................  44,603   42,494
  Transportation and other..................................     856      432
                                                             -------  -------
                                                              45,459   42,926
Less accumulated depreciation and amortization..............   6,195    4,418
                                                             -------  -------
  Net property and equipment................................  39,264   38,508
                                                             -------  -------
Other assets, net...........................................   4,159    3,153
                                                             -------  -------
                                                             $52,113  $51,419
                                                             =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
Current liabilities:
  Accounts payable.......................................... $ 3,656  $ 1,988
  Accrued expenses..........................................   2,878    2,220
  Current portion of long-term debt.........................   3,000    4,000
                                                             -------  -------
    Total current liabilities...............................   9,534    8,208
                                                             -------  -------
Long-term debt..............................................  23,695   23,500
Subordinated debt and accrued interest thereon..............  13,085   11,952
Deferred income taxes, net..................................      87      757
                                                             -------  -------
    Total liabilities.......................................  46,401   44,417
                                                             -------  -------
Commitments and contingencies
Stockholders' equity:
Common stock, $.01 par value, 15,000,000 shares authorized,
 issued 3,123,371 and 3,118,788 shares, outstanding
 3,051,339 and 3,046,756 shares at December 31, 1995 and
 1994, respectively.........................................      31       31
  Additional paid-in capital................................   5,649    5,640
  Retained earnings.........................................      33    1,332
  Treasury stock, at par value, 72,032 shares...............      (1)      (1)
                                                             -------  -------
    Total stockholders' equity..............................   5,712    7,002
                                                             -------  -------
                                                             $52,113  $51,419
                                                             =======  =======

    The accompanying notes are integral part of these consolidated financial statements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND THE PERIOD
                   OCTOBER 29, 1993 THROUGH DECEMBER 31, 1993

                                ACQUIRED VESSELS

              STATEMENT OF REVENUES LESS DIRECT OPERATING EXPENSES
            FOR THE PERIOD JANUARY 1, 1993 THROUGH OCTOBER 28, 1993

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                      COMPANY                 ACQUIRED VESSELS
                                                                         ------------------------------------ ----------------
                                                                                               FOR THE PERIOD
                                                                         FOR THE YEAR ENDED     OCTOBER 29,    FOR THE PERIOD
                                                                            DECEMBER 31,        1993 THROUGH  JANUARY 1, 1993
                                                                         --------------------   DECEMBER 31,      THROUGH
                                                                           1995       1994          1993      OCTOBER 28, 1993
                                                                         ---------  ---------  -------------- ----------------
Revenues:
  Charter fees.......................................................... $  26,657  $  28,895    $   6,125        $ 26,871
  Other vessel income...................................................        41        139           20              --
                                                                         ---------  ---------    ---------        --------
    Total revenues......................................................    26,698     29,034        6,145          26,871
                                                                         ---------  ---------    ---------        --------
Operating expenses:
  Direct labor and other operating expenses.............................    16,520     16,458        2,952          15,509
  Management fees.......................................................       468        707           90           1,002
  General and administrative............................................     2,509      2,057          256           1,412
  Amortization of marine inspection costs...............................     1,930      1,490          222           1,176
  Other.................................................................       545        764           33             875
                                                                         ---------  ---------    ---------        --------
    Total operating expenses............................................    21,972     21,476        3,553          19,974
                                                                                                                  --------
Revenues less direct operating expenses.................................        --         --           --        $  6,897
                                                                                                                  ========
Depreciating expense....................................................     2,740      2,786          502
                                                                         ---------  ---------    ---------
Operating income........................................................     1,986      4,772        2,090
Interest expense........................................................     3,850      3,767          620
Amortization of deferred financing costs................................       381        344           60
Gain on sale of vessels.................................................      (244)        --           --
Other income, net.......................................................       (32)       (51)          --
                                                                         ---------  ---------    ---------
Income (loss) before income taxes.......................................    (1,969)       712        1,410
Income tax expense (benefit)............................................      (670)       226          564
                                                                         ---------  ---------    ---------
Net income (loss)....................................................... $  (1,299) $     486    $     846
                                                                         =========  =========    =========
Weighted average common shares outstanding.............................. 3,050,688  3,010,285    3,019,609
                                                                         =========  =========    =========
Net income (loss) per average common share outstanding.................. $  (0.43)  $    0.16    $    0.28
                                                                         =========  =========    =========

  The accompanying notes are an integral part for these consolidated financial statements

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994
           AND THE PERIOD OCTOBER 29, 1993 THROUGH DECEMBER 31, 1993

                             (DOLLARS IN THOUSANDS)

                            COMMON STOCK    ADDITIONAL            TREASURY STOCK
                          -----------------  PAID-IN   RETAINED  ----------------
                           SHARES   DOLLARS  CAPITAL   EARNINGS  SHARES PAR VALUE
                          --------- ------- ---------- --------  ------ ---------
Issuance of common stock
 on October 29, 1993....  3,025,300   $30     $5,472   $    --       --    $--
Issuance of common
 stock..................     56,815     1        102        --       --     --
Contribution of treasury
 stock..................         --    --         --        --   72,032      1
Net income..............         --    --         --       846       --     --
                          ---------   ---     ------   -------   ------    ---
Balance, December 31,
 1993...................  3,082,115    31      5,574       846   72,032      1
Issuance of common
 stock..................     36,673    --         66        --       --     --
Net income..............         --    --         --       486       --     --
                          ---------   ---     ------   -------   ------    ---
Balance, December 31,
 1994...................  3,118,788    31      5,640     1,332   72,032      1
Issuance of common
 stock..................      4,583    --          9        --       --     --
Net loss................         --    --         --    (1,299)      --     --
                          ---------   ---     ------   -------   ------    ---
Balance, December 31,
 1995...................  3,123,371   $31     $5,649   $    33   72,032    $ 1
                          =========   ===     ======   =======   ======    ===


  The accompanying notes are an integral part of these consolidated financial statements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
         FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994 AND THE PERIOD
                   OCTOBER 29, 1993 THROUGH DECEMBER 31, 1993

                             (DOLLARS IN THOUSANDS)

                                                                FOR THE PERIOD
                                                                 OCTOBER 29,
                                                                 1993 THROUGH
                                                                 DECEMBER 31,
                                                1995     1994        1993
                                               -------  ------  --------------
Net income (loss)............................. $(1,299) $  486     $   846
Adjustments to reconcile net income (loss) to
 net cash provided by (used in) operating
 activities:
  Depreciation and amortization...............   5,111   4,620         783
  Deferred income taxes.......................    (670)    577         180
  Interest on subordinated debt...............   1,117   1,009         165
  Gain on sale of vessels.....................    (244)     --          --
  Provision for doubtful accounts.............     240     240          --
Change in operating assets and liabilities:
  Accounts receivable.........................      91    (549)     (7,438)
  Prepaid expenses and other current assets...      25      72        (353)
  Accounts payable and accrued expenses.......   2,327     191       4,018
Other, net....................................    (287)     20        (317)
                                               -------  ------     -------
    Net cash provided by (used in) operating
     activities...............................   6,411   6,666      (2,116)
                                               -------  ------     -------
Cash flows from investing activities:
  Purchases of property and equipment.........  (5,343)   (379)    (45,306)
  Deferred marine inspection costs............  (2,115) (1,792)         --
  Proceeds from sale of vessels...............   1,337   3,139          --
  Purchase of 50% of Trico Marine Operators,
   Inc. common stock..........................      --      --        (205)
                                               -------  ------     -------
    Net cash provided by (used in) investing
     activities...............................  (6,121)    968     (45,511)
                                               -------  ------     -------
Cash flows from financing activities:
  Proceeds from issuance of common stock......       9      66       5,390
  Proceeds from issuance of long-term debt and
   subordinated debt..........................   4,517   2,883      44,136
  Repayment of long-term debt.................  (5,305) (9,000)         --
  Deferred financing costs and other..........    (164)     (8)     (1,704)
                                               -------  ------     -------
    Net cash provided by (used in) financing
     activities...............................    (943) (6,059)     47,822
                                               -------  ------     -------
Net increase (decrease) in cash and cash
equivalents...................................    (653)  1,575         195
Cash and cash equivalents at beginning of
period........................................   1,770     195          --
                                               -------  ------     -------
Cash and cash equivalents at end of period.... $ 1,117  $1,770     $   195
                                               =======  ======     =======
Supplemental information:
  Income taxes paid........................... $    --  $  396     $    --
                                               =======  ======     =======
  Income taxes refunded....................... $   326  $   38     $    --
                                               =======  ======     =======
  Interest paid............................... $ 2,187  $2,079     $   456
                                               =======  ======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF ACQUISITION:

  Trico Marine Services, Inc. (the "Company") commenced operations on October 29, 1993 at which time it acquired a wholly-owned subsidiary of the Company, Trico Marine Assets, Inc. ("Trico Assets") purchased a fleet of 49 vessels including forty supply and crew boats, five lift boats, and four other vessels, including a tug and a barge (collectively referred to as the "Acquired Vessels") from Marine Asset Management Corporation ("MAMC"), a wholly-owned subsidiary of Chrysler Capital Corporation, pursuant to a Purchase Agreement dated as of October 29, 1993. Concurrently, the Company acquired 100% of the common stock of Trico Marine Operators, Inc. ("Trico Operators"). These acquisitions (the "Acquisition") were consummated in a series of transactions as follows:

  . Berkshire Fund III, a Limited Partnership, and other affiliated investors purchased 2,871,615 shares of the Company's common stock for $5,220,600 cash. Concurrently, 148,845 shares of the Company's common stock were purchased by certain members of Trico Operators' management for $65,600 cash and their 50% stock ownership in Trico Operators. An additional 4,840 shares of common stock were issued as payment of transaction fees to a third party.

  . Trico Assets entered into a Revolving Credit and Term Loan Agreement (the
    "Credit Agreement") with The First National Bank of Boston and received $33,000,000 of loan proceeds.

  . The Company issued $10,432,580 of 9% Subordinated Notes proportionally to the Company's stockholders for $10,189,316 cash and $243,264 of inventories and other assets. An additional $16,000 of 9% Subordinated Notes were issued as payment of transaction fees to a third party.

  . Trico Assets purchased the Acquired Vessels and related inventories and supplies for cash in the amount of $45,795,000 provided from proceeds of the Credit Agreement and an intercompany loan from the Company. Simultaneously, the Company purchased the remaining 50% stock ownership in Trico Operators from MAMC for $205,000 cash.

  . The Company and Berkshire Partners entered into a management agreement pursuant to which Berkshire Partners received a financial advisory fee of $370,000 on October 29, 1993.

  The Acquisition has been accounted for by the purchase method of accounting and substantially all of the purchase price has been allocated to the Acquired Vessels based upon their relative fair value. There was no goodwill. The operating results of the Acquired Vessels and Trico Operators are included in the Company's consolidated results of operations from the acquisition date. Subsequent to the Acquisition, management of Trico Operators continued employment with the Company.

  Concurrent with the Acquisition, the stockholders of the Company entered into a Shareholders Agreement which contains provisions allowing members of Trico Operators' management to require the Company to purchase their common stock upon death or disability, retirement or termination. The Company's requirement to repurchase these shares is eliminated upon a public stock offering of the Company.

  The Company is engaged in the ownership and operation of a diversified fleet of supply boats, lift boats, crew boats, and other specialty service vessels, providing support services to the offshore oil and gas industry primarily in the Gulf of Mexico and also, offshore Mexico and Brazil. The Company's financial position, results of operations and cash flows are affected primarily by day rates and fleet utilization in the Gulf of Mexico which primarily depend on the level of drilling activity, which in turn is dependent upon both short-term and long-term trends in oil and natural gas prices.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The accompanying statement of revenues less direct operating expenses of the Acquired Vessels was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-1 of Trico Marine Services, Inc.) and is not intended to be a complete presentation of the results of operations for the Acquired Vessels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Consolidation Policy

  The consolidated financial statements of the Company include the accounts of its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

 Cash and Cash Equivalents

  All highly liquid debt instruments with original maturity dates of less than three months when purchased are considered to be cash equivalents.

 Property and Equipment

  Marine vessels, transportation and other equipment are stated at cost. Depreciation for financial statement purposes is provided on the straight-line method, assuming 10% salvage value for marine vessels. Marine vessels are depreciated over a useful life of twenty-five to thirty years from the date of construction. Remaining lives generally range from ten to fifteen years. Major modifications which extend the useful life of marine vessels are capitalized and amortized over the adjusted remaining useful life of the vessel.

  Maintenance and repair cost is charged to expense as incurred. When marine vessels or equipment are sold or otherwise disposed of, their cost and the accumulated depreciation are removed from the accounts and any gain or loss is recognized. Marine vessel spare parts are stated at average cost.

  Drydocking expenditures in conjunction with marine inspections are capitalized and amortized on a straight-line basis over the period to be benefited (generally 24 to 36 months).

  The Company allocated a portion of the purchase price of the Acquired Vessels to marine inspection costs and is amortizing the costs over a period of 19 to 39 months.

 Income Taxes

  The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes are provided at the currently enacted income tax rates for the difference between the financial statement and income tax bases of assets and liabilities.

 Revenue and Expense Recognition

  Charter revenue is earned and recognized on a daily rate basis. Operating costs are expensed as incurred.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 Deferred Financing Costs

  Deferred financing costs include costs associated with the issuance of the Company's debt and are being amortized on a straight-line basis over the life of the related debt agreement.

 Direct Operating Expenses

  Direct operating expenses principally include crew costs, insurance, repairs and maintenance, drydocking charges, casualty losses and general and administrative expense incurred by the management company.

 Earnings Per Share

  The Company's earnings per share has been calculated using the weighted average number of shares of common stock outstanding during the year. Common stock equivalents during the years ended December 31, 1995 and 1994 and the period October 29, 1993 through December 31, 1993 had no material dilutive effect on net income per average common share.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain prior-period amounts have been reclassified to conform with the presentation shown in the current year's financial statements. These reclassifications had no effect on net income (loss) or total stockholders' equity.

3. ACCOUNTS RECEIVABLE:

  The Company's accounts receivable, net consists of the following at December 31, 1995 and 1994 (in thousands):

                                                                   1995   1994
                                                                  ------ ------
      Trade receivables, net of allowance for doubtful accounts
       of $480 and $240 in 1995 and 1994, respectively........... $6,975 $7,299
      Insurance and other........................................    442    448
                                                                  ------ ------
      Accounts receivable, net................................... $7,417 $7,747
                                                                  ====== ======

  The Company, as agent, bills trade accounts receivables on behalf of the vessels it operates under agreements with third parties. The Company's receivables are primarily due from entities operating in the oil and gas industry in the Gulf of Mexico.

  Approximately $628,000 and $1,100,000 of accounts receivable at December 31, 1995 and 1994, respectively, is due from oil and gas drilling companies in Mexico. These amounts are billed and collected in U.S. dollars.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. OTHER ASSETS:

  The Company's other assets, net consists of the following at December 31, 1995 and 1994 (in thousands):

                                                                  1995   1994
                                                                 ------ ------
      Deferred marine inspection costs, net of accumulated
       amortization of $1,459 and $352 in 1995 and 1994,
       respectively............................................. $2,378 $1,440
      Deferred financing costs, net of accumulated amortization
       of $785 and $404 in 1995 and 1994, respectively..........  1,104  1,332
      Marine vessels spare parts................................    386    364
      Other.....................................................    291     17
                                                                 ------ ------
      Other assets, net......................................... $4,159 $3,153
                                                                 ====== ======

5. LONG-TERM DEBT AND SUBORDINATED DEBT:

  The Company's long-term debt and subordinated debt consists of the following at December 31, 1995 and 1994 (in thousands):

                                                                1995     1994
                                                               -------  -------
      Revolving loan, interest at a base interest rate plus
       1.75% (10.25% at December 31, 1995) payable quarterly,
       principal due December 31, 1997.......................  $   800  $ 1,500
      Term Loan A, interest at a base interest rate plus
       1.75% (10.25% at December 31, 1995), interest and
       principal installments payable quarterly with final
       payment due December 31, 1999.........................   21,195   23,000
      Term Loan B, interest at a base rate plus 2.75% (11.25%
       at December 31, 1995) payable quarterly, principal due
       December 31, 1999.....................................    4,700    3,000
                                                               -------  -------
                                                                26,695   27,500
      Less current maturities................................   (3,000)  (4,000)
                                                               -------  -------
                                                                23,695   23,500
      9% Subordinated Notes and accrued interest thereon, due
       March 31, 2001........................................   13,085   11,952
                                                               -------  -------
                                                               $36,780  $35,452
                                                               =======  =======

  The annual maturities of long-term debt, as amended, are (in thousands):

      1996.............................................................. $ 3,000
      1997..............................................................   4,800
      1998..............................................................   4,000
      1999..............................................................   4,000
      2000..............................................................  10,895
      Thereafter........................................................  13,085
                                                                         -------
                                                                         $39,780
                                                                         =======

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  On October 29, 1993 the Company entered into the Credit Agreement with The First National Bank of Boston. Availability under the revolving loan is based on the Company's accounts receivable and was limited to $4 million during 1993 and 1994 and was to be reduced by $1 million at both December 31, 1995 and 1996. In 1993, the Company paid a closing fee of $965,000 in connection with the Credit Agreement. On December 30, 1994, the Company amended its Revolving Credit and Term Loan Agreement ("First Amendment"). Availability under the revolving credit loan was increased to $6 million, with a reduction of $2 million effective June 29, 1995 at which time the Company had the right to convert the revolving loan into its Term Loan B. Principal repayments of the Term Loans A and B and the revolving credit were also extended. The Company incurs a commitment fee of 0.5% per annum on the unused amount. Substantially all of the Company's assets serve as collateral for the Credit Agreement. The Credit Agreement contains certain covenants requiring the Company to maintain debt coverage ratios and net worth levels, limits capital expenditures and prohibits equity distributions. As of December 31, 1995, the Company was in compliance with these covenants or had obtained appropriate effective waivers in the event of noncompliance through subsequent amendment of the Credit Agreement.

  Effective June 28, 1995, the Company amended its Credit Agreement ("Second Amendment") to establish $5 million of availability under the revolving credit loan and extend principal payments. Under the Second Amendment, the Company had the right to convert $2 million of outstanding amounts under the revolving credit loan into its Term Loan B effective October 31, 1995. The Company converted $1.7 million of its outstanding revolving credit loan into its Term Loan B prior to December 31, 1995 ($300,000 of amounts outstanding under the revolving credit loan were converted into its Term Loan B subsequent to December 31, 1995). Effective March 6, 1996, the Company amended its Credit Agreement ("Third Amendment") to provide for an increased total credit facility, extend principal payments and restructure other portions of the Credit Agreement. The Third Amendment contains a revolving credit facility and term loan provisions. A $3 million revolving credit facility, which matures in July 1997 bears interest at 1.75% above a base rate. The Third Amendment contains $33,000,000 of term loans in three separate tranches. Tranche A, representing $27,300,000 bears interest at 1.75% above a base rate. Tranche B, representing $4,200,000, which has been utilized by the Company to fund the Brazilian Acquisition (see Note 13), bears interest at 1.75% above a base rate. Tranche C, representing $1,500,000, bears interest at 1.75% above a base rate and may be utilized to fund a specific project in Brazil described in the Third Amendment. The term loans mature in December 2000. Interest on all amounts outstanding under the Third Amendment is payable monthly with quarterly principal payments beginning in March 1996. The Company incurs a 1/2 of 1% commitment fee on the unused portion of the amounts outstanding under the Third Amendment. Beginning in April 1997, the Company must prepay amounts outstanding under the term loans in the amount of 75% of excess cash flow, as defined. The Third Amendment contains certain covenants requiring the Company to maintain a certain debt coverage ratio and net worth levels, limits capital expenditures and prohibits equity distributions. The Third Amendment contains a maximum prepayment penalty of approximately $150,000 should the Company prepay all amounts outstanding under this amendment. The maturities of debt outstanding under the Credit Agreement as of December 31, 1995 have been adjusted to reflect the maturities of the Company's obligations with respect to the Third Amendment.

  On October 29, 1993, the Company also sold a series of 9% Subordinated Notes to its shareholders in the same proportion as their common stock ownership. Holders of the 9% Subordinated Notes are only permitted to receive payments of interest in the form of 9% Deferred Interest Notes on a semi-annual basis until all debt under the Credit Agreement is retired. Concurrent

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

with the First Amendment, the Company also amended its Subordinated Notes agreement whereby the maturities of its Subordinated Notes were extended to February 29, 2000. Concurrent with the Third Amendment, the Company also amended its Subordinated Notes agreement whereby the maturities of its Subordinated Notes were extended to March 31, 2001.

  In December 1993, FSC Corp., a wholly-owned subsidiary of The First National Bank of Boston, purchased 56,815 shares of the Company's common stock and $196,710 of the 9% Subordinated Notes for $300,000.

  In order to minimize floating interest rate risk, the Company has entered into the following agreements. During 1993, the Company purchased an interest rate swap on a notional amount of $10 million. Under the swap, the Company received a floating interest rate based on the Company's Term Loan A interest rate and paid a fixed rate of 8.25%, interest settlements occurred quarterly. The agreement was terminated in 1995 and the Company received $278,000 as compensation for the early termination of its interest rate swap which was amortized into interest expense over the remaining original life of the swap. Concurrent with the termination of the above swap, the Company paid $125,000, which will be amortized to interest expense over the two year life of the agreement, to enter into an interest rate corridor on a notional amount of $15 million. Under the corridor, the Company's effective rate of interest on the notional amount will not exceed 10.25%, as defined, if the floating rate does not exceed 11.50%. If the floating rate exceeds 11.50%, the Company pays the floating rate. The Company is exposed to certain losses in the event of non-performance by the counter-party to the corridor. Management believes the Company's exposure is not significant.

6. INCOME TAXES:

  The components of income tax expense (benefit) of the Company for the periods ended December 31, 1995, 1994 and 1993, are as follows (in thousands):

                                                             1995   1994   1993
                                                            ------  -----  ----
      Current income taxes:
        U.S. federal income taxes.......................... $   --  $(317) $346
        State income taxes.................................     --    (34)   38
      Deferred income taxes:
        U.S. federal income taxes..........................   (667)   572   157
        State income taxes.................................     (3)     5    23
                                                            ------  -----  ----
                                                            $ (670) $ 226  $564
                                                            ======  =====  ====

  The Company's deferred income taxes at December 31, 1995 and 1994 represents the tax effect of the following temporary differences between the financial reporting and income tax accounting bases of its assets and liabilities (in thousands):

                                                                  1995    1994
                                                                 ------  ------
      Accumulated depreciation and amortization................. $7,811  $5,166
      Alternative minimum tax credit carryforwards..............    (29)    (29)
      Net operating loss carryforward........................... (7,300) (3,998)
      Other.....................................................   (395)   (382)
                                                                 ------  ------
      Deferred income tax liability, net........................ $   87  $  757
                                                                 ======  ======

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Reconciling items which represent the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are primarily the result of state income taxes.

  The net operating loss carryforwards for Federal and state tax purposes of approximately $21 million begin to expire in 2009. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes that it is more likely than not that all net operating loss carryforwards will be fully realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are not achieved.

7. COMMON STOCK OPTION PLANS:

  Pursuant to the Company's 1993 Stock Option Plan ("Option Plan") and the Company's 1993 Key Employee Stock Option Plan ("Employee Option Plan," and together with the Option Plan, the "Option Plans"), the Company is authorized to grant incentive and nonqualified stock options to selected officers and other key employees of the Company. The Compensation Committee of the Board of Directors has the discretionary authority, subject to certain plan specifications, to determine the amounts and other terms of such stock options.

  A total of 727,512 shares of the Company's common stock have been reserved for issuance pursuant to the Option Plan. As of December 23, 1993, certain affiliates of Berkshire Partners contributed 72,032 shares of the Company's common stock to the Company. The Company reserved these shares for issuance pursuant to the Employee Option Plan. These shares have been recorded as treasury stock at par value.

  Options to purchase 576,247 shares of the Company's common stock were granted to officers and key members of management of the Company on October 29, 1993 at $1.818 per share, the original purchase price of the common stock, and accordingly, no expense was recognized. Options to purchase 151,265 shares of the Company's common stock were granted to an officer of the Company on February 22, 1995 at the October 29, 1993 original cost of the common stock, which was determined by the Board of Directors to be the fair market value of the Company's stock at that time, and accordingly, no expense was recognized. Of the options granted, 180,078 vest yearly in 25% increments beginning on October 31, 1994, with the options fully vested upon the earlier of October 31, 1997, or at the time of a "Qualified Public Offering" of the Company's stock, as defined. The remaining options vest and become exercisable upon the earlier of ten years from the date of grant or the achievement of specified returns on investment, as defined, for certain investors in the Company or, for options representing 255,710 shares, the consummation of an "initial public offering," as defined. The options all expire not later than ten years from the date of grant. As of December 31, 1995, 1994 and 1993, 90,039, 45,020 and 0, respectively of the option shares were exercisable; no shares were exercised.

8. OTHER RELATED PARTY TRANSACTIONS:

  Prior to the Acquisition, Trico Operators and an affiliate of MAMC managed certain of the Acquired Vessels owned by MAMC pursuant to operating and management agreements. Trico Operators received management and incentive fees from MAMC. Trico Operators and the affiliate were reimbursed for all direct operating costs and allocated general, administrative and overhead expenses.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  Amounts earned and reimbursed under these agreements were as follows (in thousands):

                                                               JANUARY 1, 1993
                                                                   THROUGH
                                                               OCTOBER 28, 1993
                                                               ----------------
      Management and incentive fees charged by Trico
       Operators..............................................      $  310
      Reimbursed general and administrative costs to Trico
       Operators..............................................      $1,086
      Reimbursed general and administrative costs to an
       affiliate of MAMC......................................      $  326

  Pursuant to an agreement effective October 29, 1993 (the "Berkshire Agreement"), Berkshire Partners is entitled to receive $16,666 each month for five years for providing certain management and other consulting services. The Berkshire Agreement is automatically renewable on an annual basis after the initial five year period upon agreement of the parties. Upon consummation of a public offering, the Berkshire Agreement will be terminated.

  During December 1994, the Company appointed two independent directors. These two directors purchased 36,673 shares of the Company's common stock at the original cost of the common stock. The two directors, also each purchased approximately $67,000 of the Company's 9% Subordinated Notes.

  During February 1995, an officer of the Company purchased 4,583 shares of the Company's common stock at the original cost of the common stock and approximately $17,000 of the Company's 9% Subordinated Notes.

9. PROFIT SHARING PLAN:

  The Company has a defined contribution profit sharing plan that covers substantially all employees who qualify as to age and length of service. As of January 1, 1995, the Company included 401(k) provisions into this plan. In 1995, the Company's contributions to the plan were based on one quarter of the first five percent of participant contributions plus a discretionary amount. The Company expensed contributions to the plan for the periods ended December 31, 1995, 1994 and 1993 of $66,000, $60,500 and $9,300, respectively.

10. CONTINGENCIES:

  Effective October 29, 1993, Trico Assets entered into an agreement with an unrelated company to provide management and operating services for the five lift boats purchased from MAMC. The agreement provides for management and incentive fees to be paid to the unrelated company based on gross monthly income and the achievement of specified returns, respectively. Pursuant to the agreement, the operator has been granted a right of first refusal on any sale of the lift boats.

  In the ordinary course of business, the Company is involved in certain personal injury, pollution and property damage claims and related threatened or pending legal proceedings. Management, after review with legal counsel and insurance representatives, is of the opinion these claims and legal proceedings will be settled within the limits of the Company's insurance coverages. At December 31, 1995 and 1994, the Company has accrued a liability in the amount of $1,570,000 and $880,000, respectively, based upon the insurance deductibles that management believes it may be responsible

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

for paying in connection with these matters. The amounts the Company will ultimately be responsible for paying in connection with these matters could differ materially in the near term from amounts accrued.

11. OTHER INFORMATION:

  The Company maintains cash deposits with banks in excess of federally insured limits. The Company has not experienced any losses in such accounts.

  For the year ended December 31, 1995, approximately 14% and 11% of the Company's total revenues were received from two oil and gas companies and 43% of the Company's total revenues were from its top five customers. For the year ended December 31, 1994, approximately 10% of the Company's total revenues were received from another oil and gas company and 43% of the Company's total revenues were from its top five customers.

  Shortly after the Acquisition, in November 1993, one of the Acquired Vessels was severely damaged during its use, which damage was fully insured. The casualty loss settlement information related to this vessel was considered when allocating the purchase price, and therefore, no gain related to this damaged vessel was recognized. Additionally, at the time of the Acquisition, the Company determined that certain vessels would be sold within one year. The Company applied the difference between sales proceeds related to those vessels sold during 1994 and the carrying value of these vessels (approximately $200,000) to the remaining vessels' cost and did not recognize a gain on the sale of those vessels.

  SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 123, "Accounting for Stock-Based Compensation" was issued in October 1995 and is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. The Statement requires transactions to be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The Statement does allow pro forma amounts to be disclosed by companies which continue to apply the prior accounting provisions for stock-based compensation. Management is currently evaluating the alternatives available upon implementing this Statement, but expects to adopt only the pro forma disclosure provisions. The Company does not believe that implementation of these accounting standards, which have been issued but are not yet effective, will have a material effect on the Company's financial position, results of operations or cash flows.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                               ACQUIRED VESSELS

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  The carrying amounts of cash and cash equivalents approximate fair value due to the short-term nature of these instruments. The carrying amount of the revolving credit and term loans approximate fair value because they bear interest rates currently available to the Company for debt with similar terms and remaining maturities. It is not practicable to estimate the fair value of the subordinated debt and accrued interest thereon since quoted prices are not readily available and valuation techniques would not be practicable due to the subordination and uncertainty regarding timing of repayment.

13. BRAZILIAN ACQUISITION:

  Effective March 15, 1996, the Company purchased seven utility vessels and a 40% interest in a marine operating company located in Brazil for a combined price of $4.2 million. The Brazilian operating company owns another utility vessel and operates it and the seven other purchased utility vessels under long-term contracts with a customer located in Brazil. The acquisition has been accounted for by the purchase method of accounting and substantially all of the purchase price has been allocated to the vessels purchased based upon their relative fair value. In addition to the purchase price above, $300,000 of contingent purchase price is payable based upon the operating results of the purchased utility vessels or the attainment by the Company of a certain contract to provide offshore marine services in Brazil.

14. SUBSEQUENT EVENTS:

  On April 26, 1996, the Company's Board of Directors approved a 3.0253-for-1 split of the Company's common stock in the form of a stock dividend. A total of 2,123,372 shares of common stock, including shares subject to repurchase by the Company, were issued in connection with the split. The par value of each share was not changed. Approximately $21,000 was reclassified from the Company's additional paid-in capital account to the Company's common stock account. All effects of this stock split, including all share amounts, were retroactively applied to October 29, 1993. In addition, the Company authorized 5,000,000 shares of $.01 par value per share preferred stock.

  In April 1996, the Company signed a purchase agreement to acquire, for $11 million, all of the outstanding capital stock of a special purpose company whose sole assets consist of four supply vessels that historically have been bareboat chartered to an affiliated operating company. Pursuant to the terms of the agreement, on April 29, 1996, the Company made a $400,000 advance payment with the balance due on or before July 31, 1996, and, on May 1, 1996, the Company will assume operation of the four boats under bareboat charter agreements.

  In April 1996, the Company modified its Option Plan to include a provision for the 140,459 options not already containing a provision to become exercisable at the consummation of an "initial public offering" to become exercisable upon such a transaction.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                     SEPTEMBER 30, DECEMBER 31,
                       ASSETS                            1996          1995
                       ------                        ------------- ------------
Current assets:
  Cash and cash equivalents.........................    $ 1,777      $ 1,117
  Accounts receivable, net..........................     10,646        7,417
  Prepaid expenses and other current assets.........        639          156
                                                        -------      -------
    Total current assets............................     13,062        8,690
                                                        -------      -------
Property and equipment, at cost:
  Marine vessels....................................     77,253       44,603
  Transportation and other..........................        609          856
                                                        -------      -------
                                                         77,862       45,459
Less accumulated depreciation and amortization......      9,112        6,195
                                                        -------      -------
  Net property and equipment........................     68,750       39,264
                                                        -------      -------
Other assets, net...................................      6,066        4,159
                                                        -------      -------
                                                        $87,878      $52,113
                                                        =======      =======
        LIABILITIES AND STOCKHOLDERS' EQUITY
        ------------------------------------
Current liabilities:
  Accounts payable..................................    $ 3,124      $ 3,656
  Accrued expenses..................................      2,653        2,878
  Current portion of long-term debt.................        --         3,000
                                                        -------      -------
    Total current liabilities.......................      5,777        9,534
                                                        -------      -------
Long-term debt......................................     10,000       23,695
Subordinated debt and accrued interest thereon......        --        13,085
Deferred income taxes, net..........................      6,231           87
                                                        -------      -------
    Total liabilities...............................     22,008       46,401
                                                        -------      -------
Commitments and contingencies
Stockholders' equity:
Common stock, $.01 par value, 15,000,000 shares
 authorized, issued 6,883,471 and 3,123,371 shares,
 outstanding 6,811,439 and 3,051,339 shares at
 September 30, 1996 and December 31, 1995,
 respectively.......................................         69           31
  Additional paid-in capital........................     61,486        5,649
  Retained earnings.................................      4,316           33
  Treasury stock, at par value, 72,032 shares.......         (1)          (1)
                                                        -------      -------
    Total stockholders' equity......................     65,870        5,712
                                                        -------      -------
                                                        $87,878      $52,113
                                                        =======      =======

    The accompanying notes are integral part of these consolidated financial statements.

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                  (UNAUDITED)

           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                       SEPTEMBER 30,         SEPTEMBER 30,
                                    --------------------  --------------------
                                      1996       1995       1996       1995
                                    ---------  ---------  ---------  ---------
Revenues:
  Charter hire..................... $  13,379  $   6,753  $  32,854  $  18,884
  Other vessel income..............        11         10         31         31
                                    ---------  ---------  ---------  ---------
    Total revenues.................    13,390      6,763     32,885     18,915
                                    ---------  ---------  ---------  ---------
Operating expenses:
  Direct vessel operating expenses.     5,973      4,262     16,525     12,955
  General and administrative.......       839        629      2,224      1,909
  Amortization of marine inspection
   costs...........................       535        149      1,432        672
                                    ---------  ---------  ---------  ---------
    Total operating expenses.......     7,347      5,040     20,181     15,536
Depreciation expense...............     1,043        905      2,861      2,833
                                    ---------  ---------  ---------  ---------
Operating income...................     5,000        818      9,843        546
Interest expense...................        50        942      1,710      2,844
Amortization of deferred financing
 costs.............................        30         97        217        284
Gain on sale of assets.............        --        (24)        (7)      (247)
Other income, net..................       (31)        (2)       (65)       (58)
                                    ---------  ---------  ---------  ---------
Income (loss) before income taxes
 and extraordinary item............     4,951       (195)     7,988     (2,277)
Income tax expense (benefit).......     1,733        (66)     2,788       (774)
                                    ---------  ---------  ---------  ---------
Income (loss) before extraordinary
 item..............................     3,218       (129)     5,200     (1,503)
Extraordinary item, net of taxes...       --         --        (917)       --
                                    ---------  ---------  ---------  ---------
Net income (loss).................. $   3,218  $    (129) $   4,283  $  (1,503)
                                    =========  =========  =========  =========
Weighted average common shares and
 equivalents outstanding........... 7,519,830  3,051,339  5,585,537  3,050,245
                                    =========  =========  =========  =========
Earnings per common share and
 equivalent outstanding:
  Income (loss) before
   extraordinary item.............. $    0.43  $   (0.04) $    0.93  $   (0.49)
  Extraordinary item...............       --         --       (0.16)       --
                                    ---------  ---------  ---------  ---------
    Net income (loss).............. $    0.43  $   (0.04) $    0.77  $   (0.49)
                                    =========  =========  =========  =========

  The accompanying notes are an integral part for these consolidated financial statements

                  TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (UNAUDITED)

                             (DOLLARS IN THOUSANDS)

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
Cash flows from operating activities:
  Net income (loss)......................................... $  4,283  $ (1,503)
  Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Depreciation and amortization...........................    4,556     3,833
    Extraordinary charge....................................    1,411        -
    Deferred income taxes...................................    2,294      (774)
    Interest on subordinated debt...........................      461       829
    Gain on sale of assets..................................       (7)     (247)
    Provision for doubtful accounts.........................      100       180
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (3,329)      669
    Prepaid expenses and other current assets...............     (530)       53
    Accounts payable and accrued expenses...................     (756)    2,005
  Other, net................................................   (1,124)      (12)
                                                             --------  --------
      Net cash provided by (used in) operating activities...    7,359     5,033
                                                             --------  --------
Cash flows from investing activities:
  Purchases of property and equipment.......................  (29,183)   (3,919)
  Deferred marine inspection costs..........................   (1,300)   (1,462)
  Proceeds from sales of assets.............................       27     1,342
  Investment in unconsolidated company......................   (1,251)      --
                                                             --------  --------
      Net cash provided by (used in) investing activities...  (31,707)   (4,039)
                                                             --------  --------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of
   registration expenses....................................   48,394         9
  Proceeds from issuance of long-term debt and subordinated
   debt.....................................................   16,169     3,483
  Repayment of long-term and subordinated debt..............  (38,929)   (4,489)
  Deferred financing costs and other........................     (626)     (280)
                                                             --------  --------
      Net cash provided by (used in) financing activities...   25,008    (1,277)
                                                             --------  --------
Net increase (decrease) in cash.............................      660      (283)
Cash and cash equivalents at beginning of period............    1,117     1,770
                                                             --------  --------
Cash and cash equivalents at end of period.................. $  1,777  $  1,487
                                                             ========  ========
Supplemental information:
  Income taxes paid......................................... $      2  $      2
                                                             ========  ========
  Income taxes refunded..................................... $    --   $     11
                                                             ========  ========
  Interest paid............................................. $  4,445  $  2,147
                                                             ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. FINANCIAL STATEMENT PRESENTATION:

  The consolidated financial statements for Trico Marine Services, Inc. (the "Company") included herein are unaudited but reflect, in management's opinion, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of the nature of the Company's business. The results of operations for the three and nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year or any future periods. The financial statements included herein should be read in conjunction with the financial statements and notes thereto included in the Company's consolidated financial statements for the year ended December 31, 1995.

  Certain prior period amounts have been reclassified to conform with the presentation shown in the interim consolidated financial statements. These reclassifications had no effect on net income (loss), total stockholders' equity or cash flows.

2. INITIAL PUBLIC OFFERING:

  In May 1996, the Company completed an initial public offering of 3,292,500 shares of common stock, $.01 par value. The proceeds received from the sale were $48,394,000, net of underwriting discounts and other costs of $4,286,000. Of the proceeds, the Company used $31,150,000 to prepay senior debt, $6,000,000 to pay subordinated debt and $11,000,000 to acquire four supply vessels. The balance of the proceeds was used by the Company for additional working capital.

3. BANK CREDIT AGREEMENTS:

  Effective March 6, 1996, the Company amended its agreement with its bank lenders (the "Credit Agreement") to provide for an increased total credit facility, extend principal payments and restructure other portions of the Credit Agreement. The outstanding principal balance of the Credit Agreement of $31,150,000 was prepaid on May 21, 1996 together with a prepayment fee of $75,000 from the proceeds of the Company's initial public offering of common stock. As a result of the prepayment of all amounts outstanding under the Credit Agreement and the prepayment of all of the Company's subordinated debt, the Company recorded an extraordinary charge of $917,000, net of taxes of $494,000, for the write-off of the unamortized balance of related debt issuance costs.

  Effective July 26, 1996, the Company executed a $30,000,000 revolving credit agreement (the "New Credit Facility") with the same group of lenders that provided the Company's previous Credit Agreement which was prepaid on May 21, 1996 with proceeds from the initial public offering. The New Credit Facility was increased to $35,000,000 effective August 26, 1996. The New Credit Facility provides for interest payments only until its maturity on June 30, 1999 and bears interest at LIBOR plus 1 1/2% per annum with a commitment fee of 3/8% per annum on the undrawn portion. The New Credit Facility is collateralized by certain of the Company's vessels and related assets and requires that the Company maintain certain financial ratios. When the New Credit Facility was executed, the Company had no outstanding borrowings.

4. FOREIGN ACQUISITION AND SWATH CONTRACT:

  On March 15, 1996, the Company acquired seven line handling vessels and a 40% interest in a marine operating company located in Brazil for a combined price of $4.2 million (the "Walker Acquisition"). The Brazilian operating company owns an eighth line handling vessel and operates it

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                                  (UNAUDITED)
and the seven other acquired vessels under long-term contracts with a customer located in Brazil. The acquisition has been accounted for by the purchase method of accounting. Of the purchase price, $3,565,000 has been allocated to the acquired vessels based upon their relative fair value, $270,000 has been allocated to the Company's investment in the stock of the Brazilian operating company with the remaining $365,000 allocated to goodwill. In addition to the purchase price above, $300,000 of contingent purchase price was paid on August 27, 1996 based upon the attainment by the Company of a certain contract to provide offshore marine services in Brazil. This amount has been recorded as additional goodwill.

  On August 15, 1996, the Company entered into a five year contract with Petroleo Brasileiro S.A. ("Petrobras"), to build and operate an advanced "small water area twin hull" crew boat (the "SWATH vessel") which will be used to transport personnel to offshore platforms. On October 7, 1996, the Company entered into an agreement with a shipyard to construct the SWATH vessel. The total cost of the vessel, including equipment provided by the Company, is expected to be approximately $11,000,000. The Company expects the vessel to be completed and operations to commence by the end of 1997.

5. STOCK SPLIT:

  On April 26, 1996, the Company's Board of Directors approved a 3.0253-for-1 split of the Company's common stock in the form of a stock dividend. The financial statements have been restated to reflect all effects of this stock split, including all share amounts and per share data.

6. STOCK OPTION AND INCENTIVE PLANS:

  In April 1996, the Company modified its 1993 Stock Option Plan to include a provision for the 140,459 options not already containing a provision to become exercisable at the consummation of an "Initial public offering" to become exercisable upon such a transaction. Pursuant to the Company's 1996 Incentive Compensation Plan, options to purchase 110,500 shares of the Company's common stock have been granted to officers, key members of management and certain long-term employees. Options under the 1996 Incentive Compensation Plan that were granted prior to the initial public offering were granted at the initial public offering price; options granted subsequent to the initial public offering were granted at the closing price on The NASDAQ Stock Market on the day of grant. Accordingly, no expense has been recognized for stock options.

7. DOMESTIC ACQUISITIONS:

  On May 22, 1996, the Company acquired for $11,000,000 all of the outstanding capital stock of HOS Marine Partners, Inc. ("HOS"), a special purpose company whose sole assets consist of four supply vessels. In addition to the purchase price, the Company recognized, in accordance with Statement of Financial Accounting Standards No. 109, a deferred Income tax liability of $3,850,000 for the deferred tax consequences of the differences between the assigned values and the tax bases of the assets owned by HOS. The acquisition was accounted for using the purchase method of accounting and the results of operations from the date of acquisition are included on the accompanying unaudited consolidated financial statements. Of the $11,000,000 purchase price and the recognized

                 TRICO MARINE SERVICES, INC. AND SUBSIDIARIES

                                  (UNAUDITED)


$3,850,000 deferred income tax liability, $14,000,000 was allocated to the vessels based upon their relative fair value, $279,000 was allocated to deferred tax assets based upon the estimated realizable value of the net operating tax loss carryforward of HOS and the remaining $571,000 was allocated to goodwill.

  On September 30, 1996, the Company acquired from subsidiaries of OMI Corp. three supply vessels for $11,600,000. The Company borrowed $10,000,000 under its New Credit Facility to fund a portion of the purchase. The acquisition was accounted for using the purchase method of accounting and the entire purchase price has been allocated to the vessels based on their fair value. Since the acquisition was effective at the end of the day on September 30, 1996, the accompanying unaudited consolidated financial statements contain the acquisition, but do not contain any results of operations for these vessels.

8. SUBSEQUENT EVENTS:

  Effective October 8, 1996, the Company amended its New Credit Facility to establish additional availability under the revolving credit portion, to create a term loan portion and to extend the agreement until October 8, 2002. Under this amendment the Company increased its line of credit under the New Credit Facility to $50,000,000 and the revolving credit portion of the New Credit Facility was amended to expire on October 8, 1998. Upon expiration, any outstanding amounts under the revolving credit facility will be converted into a term loan which will be repaid in quarterly installments, with interest, over a four year period until maturity on October 8, 2002.

  On October 10, 1996, the Company acquired from Kim Susan Inc. and affiliated companies seven supply vessels for $32,000,000. The Company borrowed $30,500,000 under its New Credit Facility to fund a portion of the purchase. The acquisition will be accounted for using the purchase method of accounting.

  In late October the Company signed definitive agreements to purchase three supply vessels from a subsidiary of SEACOR Holdings, Inc. for $11,450,000 in cash. The acquisition will be funded with borrowings under the New Credit Facility and cash generated from operations. Management anticipates that the acquisition will close in December, 1996.

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  NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
The Company...............................................................    3
The Offering..............................................................    5
Summary Financial and Operating Data......................................    6
Risk Factors..............................................................    8
Use of Proceeds...........................................................   10
Price Range of Common Stock...............................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Selected Consolidated Financial and Operating Data........................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   15
Business..................................................................   23
Management................................................................   33
Principal and Selling Stockholders........................................   38
Certain Relationships and Related Transactions............................   39
Description of Capital Stock..............................................   40
Underwriting..............................................................   45
Notice to Ontario Residents...............................................   46
Legal Matters.............................................................   47
Experts...................................................................   47
Available Information.....................................................   47
Index to Consolidated Financial Statements................................  F-1

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                               2,760,000 SHARES

                                     LOGO
                         [LOGO OF TRICO APPEARS HERE]

                          TRICO MARINE SERVICES, INC.

                                 COMMON STOCK
                          ($0.01 PAR VALUE PER SHARE)

                            SCHRODER WERTHEIM & CO.

                                 RAYMOND JAMES
                              & ASSOCIATES, INC.

                               SIMMONS & COMPANY
                                 INTERNATIONAL

                               NOVEMBER 20, 1996

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